

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



02002706

Płock, November 22nd, 2001

SUPPL



RECEIVED
JAN 24 2002

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from 78/2001 to 84/2001 plus PKN ORLEN's 3Q 2001 & 9 Mths results under PAS and IAS.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

U.S. POST OFFICE
DELAYED

Yours sincerely,

Paweł Wochowski
Investor Relations Department

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Polski Koncern Naftowy ORLEN Spółka Akcyjna
09-411 Płock, ul. Chemików 7
tel. (+48 24) 365 00 00, fax (+48 24) 365 28 41, www.orlen.pl

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3Q & 9Mths PAS Consolidated
Released	11:49 21 Nov 2001
RNS Number	4649N

Full Announcement Text


RECEIVED
JAN 24 2002
359

RNS Number:4649N
Polski Koncern Naftowy Orlen S.A.
21 November 2001

Part 1

Polski Koncern Naftowy ORLEN Spolka Akcyjna (PKN ORLEN), Central Europe's largest downstream oil company, hereby submits English translation of the consolidated quarterly report for the third quarter of the year 2001 of the capital group of Polski Koncern Naftowy ORLEN originally issued in Polish on November 12th 2001.

THE CAPITAL GROUP OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

CONSOLIDATED QUARTERLY REPORT

FOR THE THIRD QUARTER

OF THE YEAR 2001

PLOCK, NOVEMBER 2001

Auditors report on a review of consolidated financial data included in the consolidated quarterly report for the third quarter of the year 2001

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the consolidated financial data included in the consolidated quarterly report for the third quarter of the year 2001 of the capital group of Polski Koncern Naftowy ORLEN (the Capital Group) of which the dominant company is Polski Koncern Naftowy ORLEN S.A. located in Plock, Chemikow 7 (the Dominant Company), prepared in accordance with the Decree of the Council of Ministers of 22 December 1998 on type, form and scope of current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 163, pos. 1160, the Decree on Current and Periodic Information) comprising:

consolidated balance sheet as of 30 September 2001 with total assets amounting

to 14,604,063,120.93 zloty,

consolidated profit and loss account for the period from 1 January to 30 September 2001 with a net profit amounting to 330,090,906.10 zloty,

consolidated cash flow statement with net inflow for the period from 1 January to 30 September 2001 amounting to 106,312,162.93 zloty.

The truth and fairness of the consolidated financial data are the responsibility of the Dominant Company Management Board. Our responsibility was to review these data. We conducted our review in accordance with the provisions of law and auditing standards issued by the National Chamber of Auditors in Poland. The review was mainly based on applying analytical procedures to the financial data, review of consolidation documentation records and discussions with Members of Management Board as well as employees responsible for accounting matters in the Dominant Company. The scope of work and methodology of a review of consolidated financial data is significantly less in scope than an audit of consolidated financial statements, the objective of which is to express an opinion on truth and fairness of the consolidated financial statements. Accordingly, we do not express such an opinion on the attached consolidated financial data.

Based on our review, nothing came to our attention that causes us to believe that attached consolidated financial data has not been prepared in accordance with the accounting principles set out in the Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with later amendments) and the related regulations as well as the requirements set out by the Decree on Current and Periodic Information.

Certified Auditor

Arthur Andersen Sp. z o.o.

ul. Emilii Plater 53

00-113 Warszawa

Ident. No. 66

Lukasz Zalicki

Ident. No. 9542/7118

Duleep Aluwihare

Warsaw, 9 November 2001

INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED REPORT FOR THE THIRD QUARTER OF YEAR 2001

Form and general rules of the preparation of the consolidated balance sheet, the consolidated profit and loss account and the consolidated cash flow statement

The consolidated balance sheet, the consolidated profit and loss account and the consolidated cash flow statement are prepared in compliance with the Polish Accounting Standards defined by the Accounting Act of 29 September 1994

(Journal of Law No 121, pos. 591 with further changes, the Accounting Act) and the Decree of the Council of Ministers of 22 December 1998 on type, form and scope of current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 163, pos. 1160, the Decree on Current and Periodic Information) and cover the period from 1 January to 30 September 2001.

2. Accounting policies

In the third quarter of the year 2001 the Capital Group did not introduce any significant changes in the accounting policies in comparison with those used by the Capital Group in the year 2000 and the first half of the year 2001. These accounting policies were presented in the consolidated annual report for the year 2000 and consolidated half-year report for the first half of the year 2001.

3. Method of preparation of the financial statements

Consolidated balance sheet, consolidated income statement and consolidated cash flow statement were prepared in a manner consistent with the method of preparation of the consolidated financial statements for the year 2000 and for the first and second quarter of the year 2001.

4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been denominated in EURO according to the following principles:

balance sheet items - on the basis of the average rates published as of 30 September 2001 3.8810 zloty/ EURO,

profit and loss account and cash flow items cumulatively for three quarters of year 2001 on the basis of the rate, which is the simple average of average rates, stated by National Bank of Poland for the last day of each month of the period from 1 January to 30 September 2001 3.6622 zloty/ EURO.

profit and loss account and cash flow items for third quarter of year 2001 a Euro" on the basis of the rate, which is the simple average of average rates, stated by National Bank of Poland for the last day of each month of the period from 1 July to 30 September 2001 3.8254 zloty/ EURO.

Unconsolidated subsidiaries and associates in the third quarter of 2001

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders
1.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. Opole	Production and services	100.00%	100.00%

2.	ORLEN Sportowa S.A. Plock	Sport activity	100.00%	100.00%
3.	ORLEN Ochrona Sp. z o.o. Plock	Guard services	100.00%	100.00%
4.	CPN Serwis Kielce Sp. z o.o. Kielce	Maintenance services	100.00%	100.00%
5.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. Leba	Resting and recreation activity	100.00%	100.00%
6.	CPN Serwis Gdansk Sp. z o.o. Gdansk	Maintenance services	100.00%	100.00%
7.	CPN Serwis Slupsk Sp. z o.o. Slupsk	Maintenance services	99.76%	99.76%
8.	CPN Serwis Nowa Wies Wielka Sp. z o.o. Nowa Wies Wielka	Maintenance services	99.32%	99.32%
9.	Petromot Sp. z o.o. Kedzierzyn-Kozle	Maintenance and trade of cars	97.56%	97.56%
10.	CPN Serwis Lodz Sp. z o.o. Lodz	Maintenance services	97.25%	97.25%
11.	CPN Serwis Rzeszow Sp. z o.o. Rzeszow	Maintenance services	96.21%	96.21%
12.	CPN Serwis Podlasie Sp. z o.o. Bialystok	Maintenance services	89.67%	89.67%
13.	CPN Serwis Mazowsze Sp. z o.o. Warszawa	Maintenance services	88.50%	88.50%
14.	D.W. Mazowsze Jaszowiec Sp. z o.o. Ustron Jaszowiec	Resting and recreation activity	86.00%	86.00%
15.	CPN Serwis Krakow Sp. z o.o. Krakow	Maintenance services	83.35%	83.35%
16.	CPN Serwis Wroclaw Sp. z o.o. Wroclaw	Maintenance services	83.31%	83.31%
17.	BHT Dromech S.A. Warszawa	Production	81.14%	81.14%
18.	CPN Serwis Kedzierzyn-Kozle Sp. z o.o. Kedzierzyna Kozle	Maintenance services	80.00%	80.00%
19.	CPN Serwis Szczecin Sp. z o.o. Szczecin	Maintenance services	78.09%	78.09%
20.	CPN Serwis Zachod Sp. z o.o. Nowa Sol	Maintenance services	74.31%	74.31%
21.	CPN Marine Service Gdansk Sp. z o.o. Gdansk	Duty store; production, trade	70.00%	70.00%
22.	Centrum Edukacji Sp. z o.o. Plock	Education and training services	69.43%	69.43%
23.	CPN Serwis Katowice Sp. z o.o. Katowice	Maintenance services	55.00%	55.00%
24.	Petromor Sp. z o.o. Gdansk	Storing of goods for resale	51.31%	51.31%
25.	CPN Serwis Poznan Sp. z o.o. Poznan	Maintenance and repair services	51.00%	51.00%
26.	Sanatorium Uzdrowiskowe Krystynka Sp. z o.o. Ciechocinek	Preventing and curing, resting and recreation activity	51.00%	51.00%
27.	ORLEN Morena Sp. z o.o. - Gdansk	Wholesale of automotive	50.48%	50.48%

		spare parts and accessories, retail and wholesale of fuels		
28.	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o. Lublin	Trade of petrochemical products and services	100.00%	100.00%

No.	Name and location	Activity	Revenue (net sales and financial income)	% revenue of PKN ORLEN	Total assets as at 30 September 2001	% Total assets of PKN ORLEN
1.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. Opole	Production and services	8,297	0.05%	4,580	0.04%
2.	ORLEN Sportowa S.A. Plock	Sport activity	25,433	0.14%	7,461	0.06%
3.	ORLEN Ochrona Sp. z o.o. Plock	Guard services	22,295	0.13%	6,516	0.05%
4.	CPN Serwis Kielce Sp. z o.o. Kielce	Maintenance services	1,325	0.01%	495	0.00%
5.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. Leba	Resting and recreation activity	2,508	0.01%	660	0.01%
6.	CPN Serwis Gdansk Sp. z o.o. Gdansk	Maintenance services	2,406	0.01%	734	0.01%
7.	CPN Serwis Slupsk Sp. z o.o. Slupsk	Maintenance services	2,920	0.02%	2,505	0.02%
8.	CPN Serwis Nowa Wies Wielka Sp. z o.o. Nowa Wies Wielka	Maintenance services	2,916	0.02%	1,801	0.01%
9.	Petromot Sp. z o.o. Kedzierzyn-Kozle	Maintenance and trade of cars	8,003	0.04%	2,919	0.02%
10.	CPN Serwis Lodz Sp. z o.o. Lodz	Maintenance services	1,843	0.01%	1,317	0.01%
11.	CPN Serwis Rzeszow Sp. z o.o. Rzeszow	Maintenance services	2,307	0.01%	1,228	0.01%
12.	CPN Serwis Podlasie Sp. z o.o. Bialystok	Maintenance services	2,087	0.01%	933	0.01%
13.	CPN Serwis Mazowsze Sp. z o.o. Warszawa	Maintenance services	11,677	0.07%	2,605	0.02%
14.	D.W. Mazowsze Jaszowiec Sp. z o.o. Ustron Jaszowiec	Resting and recreation activity	889	0.00%	164	0.00%
15.	CPN Serwis Krakow Sp. z o.o. Krakow	Maintenance services	2,485	0.01%	674	0.01%

16.	CPN Serwis Wroclaw Sp. z o.o. Wroclaw	Maintenance services	3,136	0.02%	2,021	0.02%
17.	BHT Dromech S.A. Warszawa	Production	*	0.00%	*	0.00%
18.	CPN Serwis Kedzierzyn-Kozle Sp. z o.o. Kedzierzyna Kozle	Maintenance services	1,419	0.01%	557	0.00%
19.	CPN Serwis Szczecin Sp. z o.o. Szczecin	Maintenance services	2,042	0.01%	906	0.01%
20.	CPN Serwis Zachod Sp. z o.o. Nowa Sol	Maintenance services	3,947	0.02%	2,109	0.02%
21.	CPN Marine Service Gdansk Sp. z o.o. Gdansk	Duty store; production, trade	1,883	0.01%	308	0,00%
22.	Centrum Edukacji Sp. z o.o. Plock	Education and training services	4,963	0.03%	2,438	0,02%
23.	CPN Serwis Katowice Sp. z o.o. Katowice	Maintenance services	2,861	0.02%	1,098	0,01%
24.	Petromor Sp. z o.o. Gdansk	Storing of goods for resale	1,540	0.01%	2,745	0,02%
25.	CPN Serwis Poznan Sp. z o.o. Poznan	Maintenance and repair services	2,705	0.02%	1,304	0,01%
26.	Sanatorium Uzdrowiskowe Krystynka Sp. z o.o. Ciechocinek	Preventing and curing, resting and recreation activity	1,639	0.01%	562	0,00%
27.	ORLEN Morena Sp. z o.o. - Gdansk	Wholesale of automotive spare parts and accessories, retail and wholesale of fuels	1,511	0.01%	12,175	0.10%
28.	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o. Lublin	Trade of petrochemical products and services	28,341	0.16%	10,649	0.09%

Unconsolidated subsidiaries and associates in the third quarter of 2001

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of

				Shareholders
29.	Przedsiebiorstwo Rolne Agro Azoty II Wloclawek Sp. z o.o. Laka k.Koszalina	Agricultural trading	100.00%	100.00%
30.	Przedsiebiorstwo Rolne Agro Azoty Wloclawek Sp. z o.o. Koniewo k.Olsztyna	Agricultural trading	100.00%	100.00%
31.	Zakladowa Straz Pozarna Sp. z o.o. Trzebinia	Fire fighting services	99.97%	99.97%
32.	Raf-Sluzba Ratownicza Sp. z o.o. Jedlicze	Fire fighting and rescue services	88.19%	88.19%
33.	Petromont Sp. z o.o. Niemce	Trade and building services	85.00%	85.00%
34.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEBEGE S.A. Plock	Gas trading and distribution	80.00%	80.00%
35.	MEDILOGISTYKA Sp. z o.o.	Medical, consumption, industrial and pharmaceutical goods wholesale and retail trading	80.00%	80.00%
36.	PetroUkraina Ltd Sp. z o.o. Lvov (Ukraine)	Trade	80.00%	80.00%
37.	NTVK Vilnus (Lithuania)	Trade	76.00%	76.00%
38.	Medikor Sp. z o.o. Jedlicze	Services and trade activities, medical supervising of work environment and sanitation	73.33%	73.33%
39.	Raf- Ochrona Sp. z o.o. Jedlicze	Guard services	67.13%	67.13%
40.	VARIA S.A. Warszawa	Transport and spedition services, wholesale and retail trade	62.50%	62.50%
41.	Wspolne Ukrainsko-Polskie Przedsiebiorstwo as Sp. z o.o. PETRO-UKRAINA Lvov	Trade	62.00%	62.00%
42.	Dom Handlowy Arian Petro-Oil Kiev (Ukraine)	Production and trade of petrochemical products	61.00%	61.00%
43.	Ran-Flex Sp. z o.o. Kielce	Used oil collection	52.00%	52.00%
44.	Ran-Starol Sp. z	Used oil	51.00%	51.00%

	o.o. Katowice	collection		
45.	Ran- GGC Sp. z o.o. Gdansk	Used oil collection	51.00%	51.00%
46.	Ran-Sigma Sp. z o.o. Walbrzych	Used oil collection	51.00%	51.00%
47.	Ran-Ole-Par Sp. z o.o. Lodz	Used oil collection	51.00%	51.00%
48.	Ran-Oil Sp. z o.o. Tarnow	Used oil collection	51.00%	51.00%
49.	Ran-Akant Sp. z o.o. Lublin	Used oil collection	51.00%	51.00%
50.	Ran-Petromex Sp. z o.o. Opole	Used oil collection	51.00%	51.00%
51.	Ran-Kiczmer Sp. z o.o. Pisarzowice	Used oil collection	51.00%	51.00%
52.	Ran-Dickmar Sp. z o.o. Tarnobrzeg	Used oil collection	51.00%	51.00%
53.	Ran-Akses Sp. z o.o. Szczecin	Used oil collection	51.00%	51.00%
54.	Ran-Watt Sp. z o.o. Torun	Used oil collection	51.00%	51.00%
55.	Ran-Mega Sp. z o.o. Gliwice	Used oil collection	51.00%	51.00%
56.	Niezalezny Operator Miedzystrefowy Sp. z o.o. Warszawa	Telecommunication services	35.00%	35.00%
57.	Motell Sp. z o.o. Krakow	Catering and hotel services	35.00%	35.00%

No.	Name and location	Activity	Revenue (net sales and financial income)	% revenue of PKN ORLEN	Total assets as at 30 September 2001	% Total assets of PKN ORLEN
29.	Przedsiebiorstwo Rolne Agro Azoty II Wloclawek Sp. z o.o. Laka k.Koszalina	Agricultural trading	1,390	0.01%	2,151	0.02%
30.	Przedsiebiorstwo Rolne Agro Azoty Wloclawek Sp. z o.o. Koniewo k.Olsztyna	Agricultural trading	1,688	0.01%	3,907	0.03%
31.	Zakladowa Straz Pozarna Sp. z o.o. Trzebinia	Fire fighting services	2,595	0.01%	2,059	0.02%
32.	Raf-Sluzba Ratownicza Sp. z	Fire fighting and rescue	2,367	0.01%	452	0.00%

	o.o. Jedlicze	services				
33.	Petromont Sp. z o.o. Niemce	Trade and building services	1,758	0.01%	743	0.01%
34.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEBEGE S.A. Plock	Gas trading and distribution	934	0.01%	934	0.01%
35.	MEDILOGISTYKA Sp. z o.o.	Medical, consumption, industrial and pharmaceutical goods wholesale and retail trading	5	0.00%	46	0.00%
36.	PetroUkraina Ltd Sp. z o.o. Lvov (Ukraine)	Trade	**	-	23	0.00%
37.	NTVK Vilnus (Lithuania)	Trade	190	0.00%	545	0.00%
38.	Medikor Sp. z o.o. Jedlicze	Services and trade activities, medical supervising of work environment and sanitation	504	0.00%	163	0.00%
39.	Raf- Ochrona Sp. z o.o. Jedlicze	Guard services	1,064	0.01%	289	0.00%
40.	VARIA S.A. Warszawa	Transport and spedition services, wholesale and retail trade	9,187	0.05%	4,851	0.04%
41.	Wspolne Ukrainsko-Polskie Przedsiebiorstwo as Sp. z o.o. PETRO-UKRAINA Lvov	Trade	*	-	*	-
42.	Dom Handlowy Arian Petro-Oil Kiev (Ukraine)	Production and trade of petrochemical products	1,138	0.01%	1,021	0.01%
43.	Ran-Flex Sp. z o.o. Kielce	Used oil collection	3,436	0.02%	328	0.00%
44.	Ran-Starol Sp. z o.o. Katowice	Used oil collection	3,167	0.02%	430	0.00%
45.	Ran- GGC Sp. z o.o. Gdansk	Used oil collection	775	0.00%	149	0.00%
46.	Ran-Sigma Sp. z o.o. Walbrzych	Used oil collection	3,605	0.02%	296	0.00%
47.	Ran-Ole-Par Sp. z o.o. Lodz	Used oil collection	1,302	0.01%	213	0.00%
48.	Ran-Oil Sp. z o.o.	Used oil collection	2,210	0.01%	460	0.00%

	Tarnow					
49.	Ran-Akant Sp. z o.o. Lublin	Used oil collection	3,575	0.02%	133	0.00%
50.	Ran-Petromex Sp. z o.o. Opole	Used oil collection	2,181	0.01%	113	0.00%
51.	Ran-Kiczmer Sp. z o.o. Pisarzowice	Used oil collection	1,991	0.01%	441	0.00%
52.	Ran-Dickmar Sp. z o.o. Tarnobrzeg	Used oil collection	2,452	0.01%	506	0.00%
53.	Ran-Akses Sp. z o.o. Szczecin	Used oil collection	1,226	0.01%	138	0.00%
54.	Ran-Watt Sp. z o.o. Torun	Used oil collection	*	-	*	-
55.	Ran-Mega Sp. z o.o. Gliwice	Used oil collection	12,705	0.07%	1,005	0.01%
56.	Niezalezny Operator Miedzystrefowy Sp. z o.o. Warszawa	Telecommunication services	67,751	0.38%	299,345	2.40%
57.	Motell Sp. z o.o. Krakow	Catering and hotel services	3,839	0.02%	1,676	0.01%

Unconsolidated subsidiaries and associates in the third quarter of 2001

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders
58.	El-Dystrybucja Sp. z o.o. Warszawa	Production, transferring and distribution of electricity	25.00%	25.00%
59.	P.U. Zielen Sp. z o.o. Plock	Cleaning services	22.07%	22.07%
60.	Ran-Bialy Sp. z o.o. Bialystok	Used oil collection	46.70%	46.70%
61.	Piast Sp. z o.o. Krakow	Fuels trading	40.00%	40.00%
62.	Petro-Oil Seewax Sp. z o.o. Sulejowek	Trade and services in oil industry	25.00%	25.00%
63.	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o. Olkusz	Production and trade of petrochemical products	24.00%	24.00%
64.	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. Bialystok	Trade of petrochemical products and services	24.00%	24.00%

65.	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o. Szczecin	Production, trade and services	24.00%	24.00%
66.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. (former Petro-Oil Buwar Sp. z o.o.) Legnica	Production and sales of petrochemical products	24.00%	24.00%
67.	Pomorskie Centrum Sprzedazy Sp. z o.o. Gdansk	Trade of petrochemical products and services	24.00%	24.00%
68.	Petro-Pak S.A. Mielec	Production, sales and services	20.00%	20.00%
69.	RAF-Uniwersal Sp. z o.o. Jedlicze	Trade and services activity	20.00%	20.00%
	Total			

No.	Name and location	Activity	Revenue (net sales and financial income)	% revenue of PKN ORLEN	Total assets as at 30 September 2001	% Total assets of PKN ORLEN
58.	El-Dystrybucja Sp. z o.o. Warszawa	Production, transferring and distribution of electricity	**	-	**	-
59.	P.U. Zielen Sp. z o.o. Plock	Cleaning services	4,672	0.03%	2,320	0.02%
60.	Ran-Bialy Sp. z o.o. Bialystok	Used oil collection	490	0.00%	163	0.00%
61.	Piast Sp. z o.o. Krakow	Fuels trading	49,515	0.28%	15,685	0.13%
62.	Petro-Oil Seewax Sp. z o.o. Sulejowek	Trade and services in oil industry	22,555	0.13%	7,351	0.06%
63.	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o. Olkusz	Production and trade of petrochemical products	18,687	0.10%	10,854	0.09%
64.	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. Bialystok	Trade of petrochemical products and services	10,984	0.06%	4,679	0.04%

65.	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o. Szczecin	Production, trade and services	7,525	0.04%	3,973	0.03%
66.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. (former Petro-Oil Buwar Sp. z o.o.) Legnica	Production and sales of petrochemical products	12,107	0.07%	5,085	0.04%
67.	Pomorskie Centrum Sprzedazy Sp. z o.o. Gdansk	Trade of petrochemical products and services	11,258	0.06%	5,952	0.05%
68.	Petro-Pak S.A. Mielec	Production, sales and services	**	-	**	-
69.	RAF-Uniwersal Sp. z o.o. Jedlicze	Trade and services activity	1,704	0.01%	244	0.00%
	Total			2.39%		3.60%

* Entity under liquidation

** Entity did not start its activity in the third quarter of the year 2001

On the basis of Article 56 section 2 point 2 of Accounting Act, due to insignificance of amounts presented in the above entities financial statements, these entities were not consolidated.

DESCRIPTION OF Capital group OPERATIONS IN THE THIRD QUARTER OF 2001 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULTS.

Both

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3Q&9Mths PAS Consolidated P2
Released	11:49 21 Nov 2001
RNS Number	4671N

Full Announcement Text

RNS Number:4671N
Polski Koncern Naftowy Orlen S.A.
21 November 2001

Part 2

MOST IMPORTANT EVENTS FOR THE PERIOD FROM 1 JULY TO THE DAY OF PREPARATION OF THIS REPORT EARLIER REPORTED IN THE CURRENT REPORTS.

Pursuing the policy of diversification of purchases of crude oil on 16 July 2001 PKN ORLEN SA has prolonged the agreement with BMP Trading GmbH&Co KG on delivery of the Russian crude oil REBCO for period 2002-2005. The agreement assumes the delivery of 2,000,000 tonnes of crude oil yearly. The collateral of this transaction is 5-year-guarantee issued by Russian Oil Corporation YUKOS ; from resources of which most of the deliveries will originate. Estimated value of this transaction according to current crude oil prices will account for 300 million USD a year. This transaction is a crucial item in the long-term raw material policy basing on a stable source.
On 17 July 2001 PKN ORLEN S.A. received information from Franklin Resources, Inc., that Franklin Resources, Inc. and its subsidiaries: Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and others are the owner of 20,715,200 PKN ORLEN S.A. shares, which constitutes 4.93% of votes at the General Meeting of Shareholders. In relation to this the amount of shares of PKN ORLEN S.A. possessed by Franklin Resources decreased to the level below 5%.
On 23 July 2001 ORLEN POWIERNIK Sp. z o.o. offered to purchase to the Members of Management Board as part of motivation program A series bonds convertible into D series shares of PKN ORLEN S.A. Members of the Management Board according to the resolution of General Shareholders Meeting dated 15 May 2000 in year 2001 gained the right to acquire 2,200,000 of convertible bonds at the purchasing price of 20.30 zloty.
In the third quarter of 2001 the Company issued 5 series of zero-coupon bonds of total value amounting to PLN 240 million with redemption between 25 October and 23 November 2001. The profitability of issued bonds is between 3M WIBID and 3M WIBOR.
On 1 August 2001 financial advisor of the Company's shareholder Nafta Polska S.A. BNP Paribas and financial advisors of the Company CAIB Investment Bank and Lehman Brothers sent invitation to selected enterprises operating in crude oil sector to offer submission. With reference to the invitation, offers should among others concern purchase of 17.58% of the Company's shares by these enterprises being a property of Nafta Polska S.A., purchase of significant package of shares by the Company in share capital of these enterprises and proposed structure of integration with the Company. Moreover on August 13, 2001 the Company made an agreement with Nafta Polska S.A. S.A. (a shareholder owning 17.63% of shares in share capital of the Company) regarding co-operation between parties in realisation of the third stage of the privatisation of the Company and in a process of integration with a selected entity operating in the region in the crude oil industry, which is considered by the Company.
On 6 August 2001 Supervisory Board of PKN ORLEN S.A. elected Mr Krzysztof

Cetnar former member of the Management Board Planning and Ownership Supervision Director to be the Vice-President of the Management Board and CEO of PKN ORLEN S.A. at the same time accepted the resignation and dismissed from these functions Mr Marek Mroczkowski. On 6 August 2001 the Supervisory Board of PKN ORLEN S.A. dismissed from the Management Board of the Company Mr Tadeusz Szczerba Integration Director due to the completion of work on the integration of Petrochemia Plock S.A. and CPN S.A. On 6 August 2001 the Supervisory Board of PKN ORLEN S.A. adopted the long-term plan: The strategy of PKN ORLEN S.A. for the years 2001-2005 with perspectives until the year 2010 , comprising The development program of PKN ORLEN S.A. for the years 2001-2010 .

Anti-Trust Court on the hearing on 13 August 2001 annulled the decision no. RWA - 17/2000 of the OPCC dated 19 July 2000 charging PKN ORLEN S.A. of applying monopoly practices in shaping the prices of glycol monoethylene and liquid for radiators Petrygo and setting cash penalty of PLN 40 million.

On 10 September ORLEN Morena Sp. z o.o., located in Gdansk, was registered in the District Court in Gdansk, XII Economic Department of Domestic Companies Register. PKN ORLEN S.A. acquired for cash 50.48% of its shares. The share capital of the company amounts to PLN 10,500. The company deals with retail and wholesale trade of gasolines produced by PKN ORLEN S.A. The company will play the role of Regional Market Operator in northern Poland.

On 19 September, according to article 8, paragraph 1 of Statue of the Company, State Treasury appointed to the Supervisory Board of PKN ORLEN S.A. Mr Andrzej Tuszynski and dismissed Mr Jaroslaw Cholodecki. The amount of members in the Supervisory Board of PKN ORLEN S.A. remains unchanged and equals 9.

On 25 September 2001 the Supervisory Board adopted a resolution on the development of petrochemical part of PKN ORLEN S.A. The investments accepted for the realisation concern intensification of production of ethylene and propylene. The modernisation of petrochemical parts will commence in fourth quarter 2001, and its completion is projected for third quarter 2004. Total investment expenses will amount to PLN 750 million.

On 29 August 2001 the increase in share capital of Niezalezny Operator Miedzymiastowy Sp. z o.o. by PLN 100 million was registered in the District Court of Warsaw, XX Department of Domestic Companies Register. The share capital of the company is PLN 240 million. PKN ORLEN S.A. owns 35% of its shares.

On 24 September 2001 the increase in capital of POLKOMTEL S.A. by PLN 550 million by issuing 5,500,000 registered ordinary shares of J series, was registered in the District Court of Warsaw, XIX Department of Domestic Companies Register. Share capital of the company amounts to PLN 2,050 million. PKN ORLEN S.A. owns 19.61% of shares the company.

On 1 October 2001 PKN ORLEN S.A. declared an acquisition of 6,020 shares of PLN 1,000 face value each of ORLEN Petrogaz Sp. z o.o. based in Plock due to PLN 6,020,000 increase in the share capital of that company. The increased capital will be covered with contribution in kind of LPG distribution centres in Ugoszcz and Dzierzoniow. PKN ORLEN owns 100% of shares in ORLEN Petrogaz Sp. z o.o.

On 8 October 2001, in accordance with resolution of Extraordinary General Meeting of Shareholders of Polkomtel S.A., an agreement of loan from PKN ORLEN S.A. shareholders to Polkomtel has been signed. Shareholders of Polkomtel participated in the PLN 500,000 loan proportionally to the possessed shares. PKN ORLEN has lent the company PLN 98,050.

According to the resolution of Management Board of Nafta Polska S.A. from 3 October 2001 granting exclusive negotiation rights to Magyar Olaj-es Gazipari Rt. based in Budapest ("MOL) for acquisition of 17.58% of shares of PKN ORLEN S.A., The Management Board of PKN ORLEN has decided to enter the exclusive negotiations with MOL concerning an integration of both Companies. Due to the above, the Company signed an exclusivity agreement with MOL and Nafta Polska S.A. on 12 October 2001.

On 25 October 2001 PKN ORLEN S.A. extended to the end of November of current year a contract for negotiations with BASELL company, regarding the formation of Joint Venture entity comprising the whole polyolefins business in Plock. BASELL is the global polyolefines manufacturer.

On 6 November 2001 Management Board of Polski Koncern Naftowy ORLEN Spolka

Akcyjna informed that acting on the basis of Article 399 A SS) 1 referring to Article 400 A SS) 1 of the Polish Commercial Code and A SS) 7 section 4 of the Company Statute, decided to hold the Extraordinary General Shareholders Meeting of Polski Koncern Naftowy ORLEN Spolka Akcyjna on 21 February 2002. The changes within Supervisory Board and adoption of resolutions concerning an approval for sale or lease of an organised part of the Company's enterprise will be among the issues.

INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES

I. Provision for deferred tax

Data for third quarter 2001	
Balance at 30.06.2001	220,942
Increases during the period 1.07.2001 to 30.09.2001	31,689
Decreases during the period 1.07.2001 to 30.09.2001	(33,261)
Balance at 30.09.2001	219,370

Cumulative data for three quarters 2001	
Balance at 31.12.2000	153,677
Increases during the period 1.01.2001 to 30.09.2001	158,281
Decreases during the period 1.01.2001 to 30.09.2001	(92,588)
Balance at 30.09.2001	219,370

II. Other provisions presented as liabilities

	Environmental provision	Provision for business risks	Provision for potential losses resulting from OPCC decisions*	Other provisions
Data for third quarter 2001				
Balance at 30.06.2001	517,748	4,700	20,000	11,702
Increases during the period 1.07.2001 to 30.09.2001	9,400	-	-	25,228
Decreases during the period 1.07.2001 to 30.09.2001	(27,745)	-	(20,000)	(1,416)
Balance at 30.09.2001	499,403	4,700	-	35,514

	Environmental provision	Provision for business risks	Provision for potential losses resulting from OPCC decisions*	Other provisions
Cumulative data for three				

quarters 2001				
Balance at 31.12.2000	542,820	4,700	40,000	4,868
Increases over the period 1.01.2001 to 30.09.2001	9,400	-	-	26,748
Decreases over the period 1.01.2001 to 30.09.2001	(52,817)	-	(40,000)	(6,102)
Balance at 30.09.2001	499,403	4,700	-	35,514

* By the decision of 13 August 2001 the Anti-trust court fully annulled the decision of OPCC on basis of which the provision has been set up in the year 2000.

III. Provisions decreasing assets

Provisions for receivables

Data for third quarter 2001	
Balance at 30.06.2001	163,870
Increases during the period 1.07.2001 to 30.09.2001	29,440
Decreases during the period 1.07.2001 to 30.09.2001	(16,500)
Balance at 30.09.2001	176,810

Cumulative data for three quarters 2001	
Balance at 31.12.2000	109,174
Increases during the period 1.01.2001 to 30.09.2001	115,699
Decreases during the period 1.01.2001 to 30.09.2001	(48,063)
Balance at 30.09.2001	176,810

Adjustments in the valuation of financial fixed assets and differences in the valuation of contributions

Provision for financial fixed assets

Data for third quarter 2001	
Balance at 30.06.2001	16,138
Increases during the period 1.07.2001 to 30.09.2001	2,928
Decreases during the period 1.07.2001 to 30.09.2001	(122)
Balance at 30.09.2001	18,944

Cumulative data for three quarters 2001	
Balance at 31.12.2000	11,701
Increases during the period 1.01.2001 to 30.09.2001	8,038
Decreases during the period 1.01.2001 to 30.09.2001	(795)
Balance at 30.09.2001	18,944

Difference in the valuation of contribution relating to financial fixed assets

Data for third quarter 2001	
Balance at 30.06.2001	4,044

Increases during the period 1.07.2001 to 30.09.2001	-
Decreases during the period 1.07.2001 to 30.09.2001	-
Balance at 30.09.2001	4,044

Cumulative data for three quarters 2001	
Balance at 31.12.2000	6,204
Increases during the period 1.01.2001 to 30.09.2001	-
Decreases during the period 1.01.2001 to 30.09.2001	(2,160)
Balance at 30.09.2001	4,044

Provision for tangible fixed assets

Data for third quarter 2001	
Balance at 30.06.2001	36,176
Increases during the period 1.07.2001 to 30.09.2001	-
Decreases during the period 1.07.2001 to 30.09.2001	(5,079)
Balance at 30.09.2001	31,097

Cumulative data for three quarters 2001	
Balance at 31.12.2000	48,255
Increases during the period 1.01.2001 to 30.09.2001	3,544
Decreases during the period 1.01.2001 to 30.09.2001	(20,702)
Balance at 30.09.2001	31,097

IV. Negative goodwill on consolidation/Goodwill on consolidation

Negative goodwill on consolidation

Data for third quarter 2001	
Balance at 30.06.2001	332,906
Increases over the period 1.07.2001 to 30.09.2001	-
Decreases over the period 1.07.2001 to 30.09.2001	(20,606)
Balance at 30.09.2001	312,300

Cumulative data for three quarters 2001	
Balance at 31.12.2000	48,986
Increases during the period 1.01.2001 to 30.09.2001	307,271
Decreases during the period 1.01.2001 to 30.09.2001	(43,957)
Balance at 30.09.2001	312,300

Goodwill on consolidation

Data for third quarter 2001	
Balance at 30.06.2001	6,096
Increases over the period 1.07.2001 to 30.09.2001	-
Decreases over the period 1.07.2001 to 30.09.2001	(1,053)
Balance at 30.09.2001	5,043

Cumulative data for three quarters 2001	
Balance at 31.12.2000	767
Increases during the period 1.01.2001 to 30.09.2001	6,543
Decreases during the period 1.01.2001 to 30.09.2001	(2,267)
Balance at 30.09.2001	5,043

Unplanned depreciation charges in the third quarter of 2001 amounted to PLN 914 thousand and cumulative data for three quarters of 2001 amounted to PLN

7,097 thousand.

The companies of the Group made stock valuation adjustments in the third quarter of the year 2001 amounted to PLN 255 thousand and cumulative data for three quarters of 2001 amounted to PLN 4,766 thousand.

SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE GENERAL MEETING OF SHAREHOLDERS AS AT SEPTEMBER 30, 2001

Shareholder	Share in number of votes at the GM as at 31.12.2000	Change during the period 1.01.2001-30.09.2001	Share in number of votes at the GM as at 30.09.2001	Number of shares as at 30.09.2001
Nafta Polska S.A.	18.06%	(0.43%)	17.63%	74,068,741
State Treasury	10.38 %	-	10.38 %	43,633,897
Bank of New York (GDR holders)	27.07 %	(0.31%)	26.76%	112,420,784
Others	44.49 %	0.74%	45.23 %	190,053,715
Total	100.00 %	-	100.00 %	420,177,137

On 12 July 2001 the Company was informed, that Emerging Markets Growth Fund. Inc. (EMGF) from Los Angeles, USA, possessed 21,230,400 shares of PKN ORLEN S.A., constituting to 5.05% of total number of votes on the General Meeting of Shareholders.

CHANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

	Number of shares as at 31.12.2000	Acquired	Disposed	Increases due to changes in composition	Decreases due to changes in composition	Number of shares as at 30.09.2001
Management Board	17,906	-	-	-	1,954	15,952
Supervisory Board	5,760	1,800	300	-	4,840	2,420

INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVABLES ACCOUNTING FOR 10% OR MORE OF THE COMPANY'S EQUITY

In the period from January 1 to September 30, 2001 the Company was not involved in any legal actions concerning the Companys or its dependent entities liabilities or receivables accounting for 10% or more of the Companys equity.

President - Andrzej Modrzejewski
Vice-President - Krzysztof Cetnar
Vice-President - Jaroslaw Tyc
Member of the Board - Czeslaw Bugaj

Member of the Board - Andrzej Dretkiewicz
Member of the Board - Wladyslaw Wawak
Member of the Board - Wojciech Weiss

Plock, 9 November 2001

Form SA-QS III/2001

according to S46 section 1 point 2 and S57 section 3 of The Council of Ministers Decree from 22 December 1998r. - (Journal of Law, No 163, item, 1160)

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna

makes consolidated quarterly report for third quarter of 2001 year public

12 November 2001

SELECTED CONSOLIDATED FINANCIAL DATA (current year) Polish Accounting Standards	in thousand PLN		in thousand EURO	
	III quarter from 1.07.2001 to 30.09.2001	III quarters cumulative from 1.01.2001 to 30.09.2001	III quarter from 1.07.2001 to 30.09.2001	III quarters cumulative from 1.01.2001 to 30.09.2001
I. Net sales of finished products, goods for resale and materials	6 988 421	19 253 633	1 826 847	5 257 395
II. Operating profit (loss)	190 445	590 299	49 784	161 187
III. Gross profit (loss)	142 784	448 015	37 325	122 335
IV. Net profit (loss)	102 954	330 091	26 913	90 135
V. Total assets (as at 30.09.2001)	14 604 063		3 762 964	
VI. Net assets (as at 30.09.2001)	7 405 811		1 908 222	
VII. Number of shares (as at 30.09.2001)	420 177 137		420 177 137	
VIII. Net book value per share (in zlotys) (as at 30.09.2001)	17,63		4,54	
IX. Expected number of shares (in zlotys) (as at 30.09.2001)	431 521 921		431 521 921	
X. Dilluted net book value per share (in zlotys) (as at 30.09.2001)	17,16		4,42	

CONSOLIDATED BALANCE SHEET in thousand PLN Polish Accounting Standards	as at 30.09.2001 end of quarter (current year)	as at 30.06.2001 end of previous quarter (current year)	as at 30.09.2000 end of quarter (previous year)	as at 30.06.2000 end of previous quarter (previous year)
ASSETS				
I. Fixed assets	9 392 356	9 166 500	8 140 822	7 943 185
1. Intangible fixed assets	87 302	85 933	56 474	60 464
2. Goodwill	5 043	6 096	985	1 409
3. Tangible fixed assets	8 580 023	8 530 968	7 247 456	7 105 236
4. Financial fixed assets	717 290	541 568	833 843	772 317
-shares of consolidated associate companies	69 627	64 395	318 019	312 337
5. Long term debtors	2 698	1 935	2 064	3 759
II. Current assets	4 587 188	4 588 347	4 677 925	4 235 714
1. Inventories	2 510 425	2 491 090	2 830 233	2 549 809
2. Debtors	1 787 281	1 774 325	1 649 124	1 544 258
3. Own shares for sale	-	-	-	-
4. Short term investments	6 912	24 362	13 145	8 709
5. Cash and cash equivalents	282 570	298 570	185 423	132 938
III. Prepayments and deferred costs	624 519	754 934	546 726	497 678
1. Deferred tax assets	16 886	16 137	21 028	20 836
2. Other prepayments and deferred costs	607 633	738 797	525 698	476 842
Total assets	14 604 063	14 509 781	13 365 473	12 676 577
		-	-	-
LIABILITIES	-	-	-	-
I. Capital	7 405 811	7 302 940	6 959 883	6 572 088
1. Share capital	525 221	525 221	525 221	525 221
2. Unpaid share capital	-	-	-	-
3. Capital reserve	5 493 011	5 490 592	4 709 330	4 707 853
4. Revaluation reserve	743 041	745 507	765 495	766 972
5. Other capital reserves	53 542	53 542	53 542	53 542
6. Foreign exchange gain/loss on inclusion of foreign branches	-	-	-	-
7. Foreign exchange gain/loss from consolidation	4	4	4	4
8. Undistributed	260 901	260 937	225 376	225 376

profit/losses from previous years				
9. Net profit/loss for financial year	330 091	227 137	680 915	293 120
II. Negative goodwill	312 300	332 906	35 192	37 283
III. Minority interests	405 509	396 416	165 762	154 876
IV. Provisions	758 987	775 092	758 419	765 555
1. Provision for deferred tax	219 370	220 942	136 266	123 847
2. Other provisions	539 617	554 150	622 153	641 708
V. Creditors	5 474 570	5 418 168	5 285 658	4 998 332
1. Amounts falling due after one year	1 429 175	1 355 452	535 361	634 611
2. Amounts falling due within one year	4 045 395	4 062 716	4 750 297	4 363 721
VI. Accruals and deferred income	246 886	284 259	160 559	148 443
Total liabilities	14 604 063	14 509 781	13 365 473	12 676 577

CONSOLIDATED PROFIT AND LOSS ACCOUNT Polish Accounting Standards	III quarter from 1.07.2001 to 30.09.2001 (current year)	III quarters cumulative from 1.01.2001 to 30.09.2001 (current year)	III quarter from 1.07.2000 to 30.09.2000 (previous year)	III quarters cumulative from 1.01.2000 to 30.09.2000 (previous year)
I. Net sales	6 988 421	19 253 633	7 298 690	19 546 465
1. Net sales of finished products	6 214 761	17 688 484	6 793 580	17 982 865
2. Net sales of goods for resale and materials	773 660	1 565 149	505 110	1 563 600
II. Cost of goods sold	(3 794 062)	(10 470 064)	(4 033 974)	(10 800 057)
1. Cost of sales of finished products	(3 126 722)	(9 084 543)	(3 600 430)	(9 462 782)
2. Cost of goods for resale and materials sold	(667 340)	(1 385 521)	(433 544)	(1 337 275)
III. Gross profit on sales (I-II)	3 194 359	8 783 569	3 264 716	8 746 408
IV. Selling and distribution costs	(2 813 086)	(7 653 351)	(2 460 086)	(7 083 761)
V. General and administration expenses	(198 037)	(579 684)	(154 091)	(462 950)
VI. Profit on sales (III-IV-V)	183 236	550 534	650 539	1 199 697
VII. Other operating income	98 595	196 432	23 259	79 564
VIII. Other operating costs	(91 386)	(156 667)	(33 403)	(131 504)
IX. Operating	190 445	590 299	640 395	1 147 757

profit (VI+VII+VIII)				
X. Income from investments in shares	231	1 236	95	189
XI. Income from other financial fixed assets	-	-	-	-
XII. Other financial income	95 850	243 658	41 998	137 668
XIII. Financial charges	(159 454)	(441 843)	(141 017)	(375 330)
XIV. Gross profit ((IX+X+XI+XII+XIII)	127 072	393 350	541 471	910 284
XV. Extraordinary items (XV.1-XV.2)	(3 866)	12 975	1 950	36 484
1. Extraordinary profits	(1 753)	18 604	7 740	61 768
2. Extraordinary losses	(2 113)	(5 629)	(5 790)	(25 284)
XVI. Amortisation of goodwill	(1 028)	(2 267)	(413)	(1 395)
XVII. Amortisation of negative goodwill	20 606	43 957	3 011	8 340
XVIII. Profit before taxation	142 784	448 015	546 019	953 713
XIX. Income tax	(35 658)	(118 300)	(153 705)	(287 545)
XX. Other obligatory charges on profit	(50)	(50)	(318)	(318)
XXI. Profit from associates	4 907	22 268	5 682	33 631
XXII. Minority interests	(9 029)	(21 842)	(9 883)	(18 566)
XXIII. Net profit	102 954	330 091	387 795	680 915
Net profit(loss) for 12 months	-	454 026	-	680 915
Weighted average number of ordinary shares (for 12 months)	-	420 177 137	-	420 177 137
Earnings per ordinary share (for 12 months)	-	1,08	-	1,62
Weighted expected average number of ordinary shares (for 12 months)	-	431 521 921,00	-	431 521 921
Dilluted earnings per share (in PLN) (for 12 months)	-	1,05	-	1,58

CONSOLIDATED CASH FLOW STATEMENT Polish Accounting Standards	III quarter from 1.07.2001 to 30.09.2001 (current year)	III quarters cumulative from 1.01.2001 to 30.09.2001 (current year)	III quarter from 1.07.2000 to 30.09.2000 (previous year)	III quarters cumulative from 1.01.2000 to 30.09.2000 (previous year)
A. CASH FLOW FROM OPERATING	167 200	1 654 194	464 292	661 522

ACTIVITIES (I+/-II)				
I. Net profit for the year	102 954	330 091	387 795	680 915
II. Total adjustments	64 246	1 324 103	76 497	(19 393)
1. Profit (loss) from minority interests	9 029	21 842	9 883	18 566
2. (Profit) loss from associates	(4 907)	(22 268)	(5 682)	(33 631)
3. Depreciation	224 180	667 578	206 252	575 350
4. Foreign exchange gains/losses	17 986	17 516	10 742	41 521
5. Interest and dividends	81 387	284 094	78 876	218 977
6. (Profit) loss on fixed assets disposals	(4 247)	(48 788)	6 316	10 470
7. Provisions	(14 557)	(64 019)	(19 554)	17 464
8. Income tax on gross profit	35 658	118 300	153 705	287 545
9. Income tax paid	(37 440)	(45 241)	(107 487)	(183 735)
10. Movements in stock	(19 370)	323 337	(279 121)	(787 027)
11. Movements in debtors	(103 415)	55 527	(163 383)	(322 551)
12. Movements in creditors falling due within one year (with the exception of loans)	(260 606)	(19 300)	225 388	386 901
13. Movements in prepayments and accruals	141 315	41 475	(48 324)	(257 041)
14. Movements in deferred income	(6 011)	(319)	959	(5 958)
15. Other	5 244	(5 631)	7 927	13 756
B. CASH FLOW FROM INVESTING ACTIVITIES (I-II)	(330 766)	(1 193 747)	(322 839)	(977 308)
I. Cash inflows from investing activities	110 068	325 372	79 710	89 119
1. Sales of intangible fixed assets	2	85	15	15
2. Sales of tangible fixed assets	13 313	19 527	3 270	5 614
3. Sales of financial fixed assets, including:	850	68 245	810	2 205
- subsidiaries shares	37	2 231	-	1 189
- associated companies shares	15	15	-	-
- parent company shares	-	-	-	-
4. Sales of short term securities	72 771	187 282	25 657	47 586
5. Loans repaid	208	208	-	-

6. Dividends received	9 303	11 393	94	6 848
7. Interest received	1 468	4 126	1 698	2 625
8. Other receipts	12 153	34 506	48 166	24 226
II. Cash outflows from investing activities	(440 834)	(1 519 119)	(402 549)	(1 066 427)
1. Purchases of intangible fixed assets	(9 954)	(20 559)	(1 482)	(7 581)
2. Purchases of tangible fixed assets	(297 913)	(988 773)	(303 500)	(852 503)
3. Purchases of financial fixed assets, including:	(176 496)	(263 809)	(65 253)	(122 690)
- subsidiaries shares	(9 258)	(81 296)	(669)	(33 756)
- associated companies shares	(32 567)	(47 668)	(49 525)	(55 275)
- parent company shares	-	-	-	-
4. Repurchase of own shares	-	-	-	-
5. Purchases of short term investments	(32 450)	(167 925)	(32 254)	(61 037)
6. Loans granted	-	-	-	-
7. Dividend paid to minority shareholders	(172)	(1 186)	(60)	(522)
8. Other payments	76 151	(76 867)	-	(22 094)

CONSOLIDATED CASH FLOW STATEMENT Polish Accounting Standards	III quarter from 1.07.2001 to 30.09.2001 (current year)	III quarters cumulative from 1.01.2001 to 30.09.2001 (current year)	III quarter from 1.07.2000 to 30.09.2000 (previous year)	III quarters cumulative from 1.01.2000 to 30.09.2000 (previous year)
C. CASH FLOW FROM FINANCING ACTIVITIES (I-II)	147 566	(354 135)	(88 968)	324 144
I. Cash inflows from financing activities	583 585	1 842 284	669 815	1 847 281
1. Long term loans	42 075	237 454	13 507	244 036
2. Issuance of long term bonds	-	-	-	-
3. Short term loans	365 087	940 781	280 007	832 197
4. Issuance of short term bonds	176 150	662 490	373 369	768 156
5. Issuance of shares	-	-	-	-
6. Additional payments to capital	-	-	-	-
7. Other receipts	273	1 559	2 932	2 892

II. Cash outflows from financing activities	(436 019)	(2 196 419)	(758 783)	(1 523 137)
1. Repayments of long term loans	(33 187)	(194 455)	(69 388)	(170 547)
2. Repurchase of long term bonds	-	-	-	-
3. Repayments of short term loans	(209 855)	(1 070 022)	(296 901)	(491 734)
4. Repurchase of short term bonds	(94 425)	(630 355)	(306 817)	(608 997)
5. Costs of issuance of own shares	-	-	-	-
6. Redemption of shares	-	-	-	-
7. Dividends and other distributions to shareholders	(21 009)	(21 009)	-	(21 009)
8. Supervisory Board remuneration	-	-	-	-
9. Payments to charities	-	-	(3 529)	(3 537)
10. Finance lease payments	(124)	(867)	(54)	(193)
11. Interest paid	(77 419)	(279 058)	(77 380)	(218 714)
12. Other payments	-	(653)	(4 714)	(8 406)
D. NET CASH FLOW (A+/-B+/-C)	(16 000)	106 312	52 485	8 358
E. BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS	(16 000)	106 312	52 485	8 358
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(1 216)	415	169	(247)
F. TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	298 570	176 258	132 938	177 065
G. TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (E+/-D)	282 570	282 570	185 423	185 423

OFF BALANCE SHEET LIABILITIES Polish Accounting Standards (unconsolidated)	as at 30.09.2001 end of quarter (current year)	as at 30.06.2001 end of previous quarter (current year)	as at 30.09.2000 end of quarter (previous year)	as at 30.06.2000 end of previous quarter (previous year)
Off-balance sheet liabilities				
a) total guarantees	113 399	122 537	55 045	54 261

granted, including:				
- for subsidiary companies	102 609	102 725	44 936	44 861
- for associated companies	-	-	-	245
- for holding company	-	-	-	-
- for other companies	10 790	19 812	10 109	9 155
b) other off-balance sheet liabilities	64 777	63 708	35 528	28 748
- other	64 777	63 708	35 528	28 748
Total off-balance sheet liabilities	178 176	186 245	90 573	83 009

END

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of Holding in a Company
Released	15:56 20 Nov 2001
RNS Number	4299N

Full Announcement Text

RNS Number:4299N
Polski Koncern Naftowy Orlen S.A.
20 November 2001

Current report 84/2001 dated 20 November 2001

Polski Koncern Naftowy ORLEN SA. sells all its shares in El-Dystrybucja

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, announces today that on 20th November 2001 it signed an agreement regarding the sale of PKN ORLEN's all shares in the initial capital of Warsaw-based El-Dystrybucja Sp. z o.o. ("El-Dystrybucja") to Warsaw-based Energia S.A.

PKN ORLEN sold its 10 shares of a nominal value PLN 100 each (25% of initial capital in El-Dystrybucja) for total PLN 400,000 (four hundred thousand).

About PKN ORLEN

PKN ORLEN. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland

END

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Stmt re New Company
Released	09:01 14 Nov 2001
RNS Number	0900N

Full Announcement Text

RNS Number:0900N
Polski Koncern Naftowy Orlen S.A.
14 November 2001

Current report NO 83/2001 dated 14 November 2001

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, announces today that on 13th November it was notified about the registration of a new company SAMRELAKS Machocice Sp. z o.o. in Sad Rejonowy w Kielcach, XVII Wydzial Gospodarczy Krajowego Rejestru (registration date 07.11.2001)

PKN ORLEN holds 100 per cent stake in the company. The initial capital of SAMRELAKS equals PLN 1 077 500 (one million seventy seven thousand five hundred). The company specialises in tourist services.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3Q & 9Mths - LIFO estimations
Released	11:23 13 Nov 2001
RNS Number	0131N

Full Announcement Text

RNS Number:0131N
Polski Koncern Naftowy Orlen S.A.
12 November 2001

Current Report 82/2001 dated November 12th, 2001

Influence of valuation of inventories using LIFO method

Polski Koncern Naftowy ORLEN Spolka Akcyjna (PKN ORLEN), Central Europe's largest downstream oil company, informs about influence of valuation of inventories using LIFO method on unconsolidated financial figures of PKN ORLEN and consolidated financial statement of PKN ORLEN's Capital Group after 3Q 2001.

Estimation of profit before taxation and net profit of PKN ORLEN and PKN ORLEN's Capital Group (having included effects of deferred income tax) under PAS and IAS with the use of LIFO for the valuation of inventories shows as below (PLN m):

	after 3Q 01	3Q 01	after 3Q 00	3Q 00
PKN ORLEN's unconsolidated profit before taxation under PAS	429	63	371	285
PKN ORLEN's unconsolidated net profit under PAS	319	51	261	203
Consolidated profit before taxation under PAS	548	102	449	348
Consolidated net profit under PAS	402	73	328	249
Consolidated profit before taxation under IAS	583	93	549	382
Consolidated net profit under IAS	404	65	385	275

The assumptions applied for estimations of the financial results using LIFO method followed the same ones used as for estimations of the 1st quarter 2001 financial results using LIFO method, which were announced in current report no 28/2001/29 dated 21st May 2001.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3Q & 9Mths results (IAS)
Released	11:23 13 Nov 2001
RNS Number	0304N


PKN ORLEN SA
SEC File
82-5036
JAN 24 2002

Full Announcement Text


U.S. POST OFFICE
DELAYED

RNS Number:0304N
Polski Koncern Naftowy Orlen S.A.
13 November 2001

Current report 81/2001 dated November 12th , 2001

Polski Koncern Naftowy ORLEN Spolka Akcyjna (the Company), Central Europe's largest downstream oil company announces consolidated condensed financial statements of the Company for the periods ended 30 September 2001 and 30 September 2000

REVIEW REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the accompanying consolidated condensed financial statements of Polski Koncern Naftowy ORLEN S.A. (the Company) for the periods ended 30 September 2001 and 30 September 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on accompanying consolidated condensed financial data.

International Accounting Standard No. 29 Financial Reporting in Hyperinflationary Economies (IAS 29) requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation by applying price indices determined by the Central Statistical Office for individual groups of assets or market prices. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996.

The segmental reporting data included in the accompanying consolidated condensed financial statements has been prepared in accordance with

International Accounting Standard No. 14 Segmental Reporting and International Accounting Standard No. 34 Interim Financial Reporting, except for not presenting comparable data for the three- and the nine-month periods ended 30 September 2000. In the past the Company was not obliged to prepare and did not prepare segmental data for the three and the nine month periods ended 30 September 2000. In the Management Boards view, preparation of comparable segmental data as required by International Accounting Standards is not practical and the cost of preparation would exceed benefits derived from preparation of such data.

Based on our review, except for the matters referred to in the paragraphs above, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standards issued by the International Accounting Standards Committee.

Warsaw, Poland
9 November 2001

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED 30 SEPTEMBER 2001 AND 30 SEPTEMBER 2000
PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS
TOGETHER WITH AUDITORS' REVIEW REPORT

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED BALANCE SHEETS

as of 30 September 2001 and 31 December 2000

	30 September 2001 (unaudited)	31 December 2000
	(in PLN millions)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,304	8,147
Goodwill/ (Negative goodwill)	(275)	89
Intangible assets	85	80
Financial assets	746	426
Investments accounted for on an equity basis	77	363
Other non-current assets	3	2
Total non-current assets	9,940	9,107
Deferred tax assets	11	18
Current assets		
Inventories	2,526	2,705
Trade and other receivables	2,003	2,013
Short-term investments	7	14
Deferred costs	79	54
Cash and cash equivalents	283	176
Total current assets	4,898	4,962
Total assets	14,849	14,087

LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders equity		
Common stock	525	525
Capital reserve	1,174	1,174
Revaluation reserve	859	859
Retained earnings	5,349	5,038
Total shareholders'equity	7,907	7,596
Minority interest	405	170
Non-current liabilities		
Interest bearing borrowings	1,419	1,236
Provisions for liabilities and charges	672	714
Other long term liabilities	12	-
Total non-current liabilities	2,103	1,950
Deferred tax liabilities	354	282
Current liabilities		
Trade, other payables and accrued expenses	2,626	2,590
Interest bearing borrowings	1,452	1,496
Deferred income	2	3
Total current liabilities	4,080	4,089
Total liabilities and shareholders' equity	14,849	14,087

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED PROFIT AND LOSS STATEMENTS

for the three and nine month periods ended 30 September 2001 and 30 September 2000

	For 9 months ended 30 September 2001 (unaudited)	For 3 months ended 30 September 2001 (unaudited)	For 9 months ended 30 September 2000 (unaudited)	For 3 months ended 30 September 2000 (unaudited)
	(in PLN millions)			
Revenue	12,741	4,598	13,440	5,092
Cost of sales	(10,489)	(3,804)	(10,709)	(3,925)
Gross profit	2,252	794	2,731	1,167
Distribution costs	(1,141)	(421)	(1,014)	(326)
Administrative expenses	(595)	(189)	(547)	(200)
Other operating, net	58	10	(14)	(7)
Profit from operations	574	194	1,156	634

Financial income	231	58	146	52
Financial costs	(347)	(132)	(300)	(119)
Equity income/loss, net	25	14	52	13
Profit before income tax	483	134	1,054	580
Income tax	(129)	(31)	(297)	(156)
Minority interests	(22)	(8)	(19)	(10)
Net profit for the period	332	95	738	414
Basic earnings per share (in zloty)				
Weighted average common stock outstanding	420,177,137	420,177,137	420,177,137	420,177,137
For the period per share (in zloty)	0.79	0.23	1.76	0.99
Diluted earnings per share (in zloty)				
Weighted average common stock outstanding and potential common stock outstanding	420,177,137	420,177,137	420,177,137	420,177,137
For the period per share (in zloty)	0.79	0.23	1.76	0.99

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED CASH FLOW STATEMENTS

for the nine month periods ended 30 September 2001 and 30 September 2000

	For 9 months ended	
	30 September 2001 (unaudited)	30 September 2000 (unaudited)
	(in PLN millions)	
Cash flows from operating activities		
Net profit	332	738
Adjustments for:		
Minority interests	22	19
Net income from investments accounted for on an equity basis	(25)	(52)
Depreciation and amortisation	811	608
Interest and dividend charges, net	194	139
Result on investing activities	(49)	3
Income tax on current period profit	129	297
Net income tax paid	(45)	(184)
Decrease/Increase in receivables	94	(562)
Decrease/Increase in inventories	324	(787)
Decrease/Increase in accrued expenses and payables	(24)	385
Decrease/Increase in provisions	(51)	25
Decrease in deferred income	(6)	(14)

Other	(2)	44
Net cash flows from operating activities	1,704	659
Cash flows from investing activities		
Acquisition of property, plant and equipment	(1,120)	(844)
Acquisition of intangible assets	(21)	(8)
Proceeds from sales of property, plant and equipment	20	6
Proceeds from sales of financial fixed assets	68	-
Acquisition of investments in other companies	(259)	(124)
Acquisition of subsidiary - Anwil S.A.	(72)	-
Acquisition of marketable securities	(168)	(66)
Proceeds from sales of marketable securities	187	53
Dividends and interests received	15	10
Other	16	(1)
Net cash flows used in investing activities	(1,334)	(974)
Cash flows from financing activities		
Proceeds from long-term loans and other borrowings	237	244
Proceeds from short-term loans and other borrowings	1,603	1,605
Repayment of long-term loans and other borrowings	(194)	(171)
Repayment of short-term loans and other borrowings	(1,700)	(1,106)
Interest paid	(189)	(219)
Dividends paid to shareholders	(21)	(21)
Other	1	(9)
Net cash flows from financing activities	(263)	323
Effect of exchange rate changes on cash and cash equivalents	-	-
Net increase in cash and cash equivalents	107	8
Cash and cash equivalents at beginning of period	176	177
Cash and cash equivalents at end of period	283	185

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY
for the nine month periods ended 30 September 2001 and 30 September 2000
(in millions of PLN)

	Common stock	Capital reserve	Revaluation reserve	Retained earnings	Total shareholders' Equity
1 January 2000	525	1,174	859	4,157	6,715
Cash dividends (0.05 zloty per share)	-	-	-	(21)	(21)
Net income	-	-	-	738	738
30 September 2000 (unaudited)	525	1,174	859	4,874	7,432

1 January 2001	525	1,174	859	5,038	7,596
Cash dividends (0.05 zloty per share)	-	-	-	(21)	(21)
Net income	-	-	-	332	332
30 September 2001 (unaudited)	525	1,174	859	5,349	7,907

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO THE CONBSOLIDATED CONDENSED FINANCIAL STATEMENTS
(in millions of PLN)

1. Principal activities

The principal company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as the PKN Group) is Polski Koncern Naftowy ORLEN S.A. (further referred to as the Company, PKN, "the Dominant Company) located in Plock, Poland at Chemikow st. 7.

The Company was established by the Public Notary Act of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock S.A. as a State Treasury owned Joint Stock Company, and registered in the Companies Register in Plock on 1 July 1993 under registration number RHB VIII 780.

In accordance with the resolution of the General Meeting of Shareholders dated 19 May 1999, which became effective on registration in the District Court of Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy S.A. Further, following to the General Meeting of Shareholders resolution dated 3 April 2000, registered in the Plock District Court on 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products, plastics and petrochemicals and in the marketing, transportation and wholesale and retail distribution of such products. The other companies in the PKN Group operate primarily in related downstream activities including further production and distribution.

On 7 September 1999 PKN completed its merger with Centrala Produktow Naftowych CPN S.A. (CPN).

Until second public offering completed in July 2000, the Polish State Treasury primarily owned the Company, directly and indirectly. The employees and others had a minority shareholding. The State Treasury supervised the Company through its control of the Company' majority shareholder, Nafta Polska S.A.

2. Events and transactions material to an understanding of the PKN Group in the 9 months period ended 30 September 2001

In the course of nine month of the year 2001 the PKN Group processed totally 9,333,000 tonnes of crude oil, by 3% less than in the corresponding period of prior year. In the third quarter of the year 2001 PKN Group's companies processed 3,236,000 tonnes, while the figure in third quarter of 2000 equalled 3,394,000 tonnes.

The first two month of the third quarter of the current year were characterised by relatively stable level of crude oil prices. As a result of the September events (terrorists attack in USA) there was a sudden increase in crude oil prices, followed at the end of the month by a sudden decrease in

crude oil prices (almost by 28%). Changes of crude oil prices at the end of third quarter, caused a drop of fuel prices on international markets, negatively influencing the revenues of the Dominant Company and the PKN Group's companies dealing with fuel sales.

The revenues achieved by the PKN Group in the third quarter the year 2001 amounted PLN 4,598 and were lower by PLN 494 than in the corresponding period of prior year, which represents a decrease of 10%.

Gross profit in the third quarter of the year 2001 totalled PLN 794 and was lower than the result of the third quarter of the year 2000 by PLN 373, that is by 32%.

The profit before income tax in the period analysed, amounted to PLN 134, down from the corresponding period of prior year by 77%.

The net profit in the third quarter of the year 2001 came in at PLN 95, representing a decrease of 77% in relation to the corresponding period of prior year.

The key factors determining the results of the PKN Group in the third quarter 2001 include:

* due to the fact that the Dominant Company is influenced by market trends, the tendency of changes in refinery margins in the third quarter of 2001 was similar to these notified in Western Europe where threefold decrease occurred in relation to the third quarter of 2000 (from 4.73 USD/bbl to 1.55 USD/bbl), and also decrease in relation to the second quarter of 2001 (2.73 USD/bbl) (computed on basis of Ural crude oil (Merrill Lynch report)). These decreases mainly resulted from the decline in price spreads of Brent and Ural crude oil in the related periods;

* weakening demand for main products as a result of continuing from the end of the prior year decrease in economic growth rate;

* approx. 20% decrease in fuel prices in the third quarter 2001 in comparison to the third quarter of 2000;

* strengthening of zloty resulting in the decline of achieved refinery margins (drop in average PLN/USD rates, from 4.3894 PLN/USD in the third quarter 2000 to 4.2196 PLN/USD in the third quarter 2001, that is by 3.9%);

* custom protection elimination influencing the reduction of gross profit of the Group in comparison to the corresponding period of the prior year;

* constantly high real interest rates.

On 6 August 2001 Supervisory Board of PKN ORLEN S.A. elected Mr Krzysztof Cetnar former member of the Management Board Planning and Ownership Supervision Director to be the Vice-President of the Management Board and CEO of PKN ORLEN S.A. at the same time accepted the resignation from these functions from Mr Marek Mroczkowski. On 6 August 2001 the Supervisory Board of PKN ORLEN S.A. accepted the resignation from the Management Board of the Company Mr Tadeusz Szczerba - Integration Director due to the completion of work on the integration of Petrochemia Plock S.A. and CPN S.A.

3. Basis of presentation

The Group maintains its books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards (PAS). These financial statements include certain adjustments not reflected in the Company's or other Group entities books to present these statements in accordance with Standards issued by International Accounting Standards Committee (IAS), except in respect of accounting for hyperinflation in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Accounting Standards have been condensed or omitted pursuant to International Accounting Standard No 34, Interim Financial Reporting (IAS 34). The accompanying consolidated condensed balance sheet, consolidated condensed profit and loss statement, consolidated condensed statement of cash flows and consolidated condensed statement of shareholders' equity reflect all adjustments of a recurring nature which are necessary for a fair statement of the Companys consolidated results of operations and cash flow for the interim period and the Companys financial position as of 30 September 2001. The accompanying consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year 2000. The interim financial results are not necessarily indicative of the results of the full year.

The adjustments to the Company's books and their effect on net profit for the periods ended 30 September 2001 and 30 September 2000 and net assets as at 31 December 2000 and 30 September 2001, resulting from adopting International Accounting Standards are presented in Note 11.

4. Reporting currency

These consolidated condensed financial statements are reported in millions of Polish Zloty (PLN). They have not been adjusted for the effects of inflation as is required by IAS 29 Financial Reporting in Hyperinflationary Economies.

IAS 29 requires companies that report in the currency of a hyperinflationary economy to restate assets and liabilities in terms of the measurement unit current at the balance sheet date. Given the historic hyperinflationary environment in Poland, reporting the results of operations and financial condition in local currency without restatement may not permit meaningful comparisons of amounts from transactions and other events that have occurred at different times, and even within the same accounting period. Taking into account that the three-year cumulative rate of inflation fell below 100% in late 1996, Poland was no longer considered to be a hyperinflationary economy from the beginning of 1997.

The PKN Group last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation mainly by applying price indices determined by the Central Statistical Office (GUS) for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996.

5. Statement of principal accounting policies

The Company followed the same accounting policies and methods of computation in these consolidated condensed financial statements as compared with the consolidated financial statements for the year 2000 with the exception of IAS 39 "Financial Instruments: Recognition and Measurement, according to which all financial investments, other than shares in subsidiaries and associates, are measured at amortised cost and are subject to the impairment review. These are being adopted and applied for the preparation of consolidated condensed financial statements for the 9 month period ended 30 September 2001. The valuation method used results from the presumption that the fair value can be reliably estimated being overcome.

6. Issuances, repurchases, and repayments of debt and equity securities

The Company's interest bearing borrowings have increased by PLN 139 during the three quarters of 2001. Changes were mostly a result of obtaining loans from Bank Ochrony Srodowiska S.A. (loan limit PLN 150), PeKaO S.A. (2 loans with limits amounting to PLN 100 and PLN 70), Powszechny Bank Kredytowy S.A. (loan limit PLN 110) and PKO Bank Polski S.A. (loan limit PLN 100). On the other hand the Company repaid loans granted by PeKaO S.A. (loan limit PLN 100), Powszechny Bank Kredytowy S.A. (loan limit PLN 100), Bank Handlowy S.A. (loan limit PLN 100) and PKO Bank Polski S.A. (loan limit PLN 100).

7. Dividends

During the nine month period ended 30 September 2001 the Company paid dividends amounting to PLN 21, constituting 0.05 zloty per share.

8. Acquisition of subsidiary Anwil SA

In the 9 month period ended 30 September 2001 the Company purchased additional 5,491,974 Anwil shares for PLN 115. As the result, the PKNs interest in Anwil SA increased by 37% to 75%. Anwil SA is consolidated in the consolidated condensed financial statements for the 9 month period ended 30 September 2001, while it was accounted on the equity method in the consolidated financial statements for the year ended 31 December 2000.

9. Segmental reporting

Business segments

The Company's activities are conducted through two major operating divisions: Refining and Marketing (R&M) and Chemicals (C).

* The Refining and Marketing (R&M) includes crude oil refining and wholesale and retail trading of refinery products, mainly gasolines.

* The Chemicals (C) includes mainly production and trading of petrochemical products by PKN and fertilisers and PVC by Anwil

Other Operations include mainly support activities in PKN, transport activities and repair and construction activities performed by other companies

of PKN Group.

Segmental results have been determined before making intersegment adjustments as appropriate. Sales prices between business segments approximate market prices.

Segmental reporting for nine months period ended 30 September 2001:

	Refining and Marketing	Chemicals	Other Operations	Eliminations	Consolidated
Revenue					
External sales	10,647	1,847	247		12,741
Inter-segment sales	1,666	813	926	(3,405)	-
Total revenue	12,313	2,660	1,173	(3,405)	12,741
Result					
Segment result	456	244	84	-	784
Unallocated corporate expenses					(210)
Profit from operations					574
Financial income					231
Financial costs					(347)
Share of net profits of associates	-	12	13		25
Profit before income tax					483
Income taxes					(129)
Minority interests					(22)
Net profit					332

Segmental reporting for three months period ended 30 September 2001:

	Refining and Marketing	Chemicals	Other Operations	Eliminations	Consolidated
Revenue					
External sales	3,912	602	84		4,598
Inter-segment sales	499	273	327	(1,099)	-
Total revenue	4,411	875	411	(1,099)	4,598
Result					
Segment result	135	60	47	-	242
Unallocated corporate expenses					(48)
Profit from operations					194
Financial income					58
Financial costs					(132)
Share of net profits of associates	-	1	13		14
Profit before income tax					134
Income taxes					(31)
Minority interests					(8)
Net profit					95

The segmental reporting data presented above has been prepared in accordance with International Accounting Standard No. 14 "Segmental Reporting and International Accounting Standard No. 34 "Interim Financial Reporting,

except for not presenting comparable data for the three- and the nine-month periods ended 30 September 2000. In the past the Company was not obliged to prepare and did not prepare segmental data for the three- and the nine-month periods ended 30 September 2000. In the Management Board's view, preparation of comparable segmental data as required by International Accounting Standards is not practical and the cost of preparation would exceed benefits derived from preparation of such data.

10. Post balance sheet events

a) In accordance with resolution of Extraordinary General Meeting of Shareholders of Polkomtel S.A., an agreement of loan from PKN ORLEN S.A. shareholders to Polkomtel has been signed on 1 October 2001. Shareholders of Polkomtel participated in the PLN 500 loan proportionally to the possessed shares. PKN ORLEN has lent the company PLN 98.

b) According to the resolution of Management Board of Nafta Polska S.A. from 3 October 2001 granting exclusive negotiation rights to Magyar Olaj-es Gazipari Rt. based in Budapest ("MOL) for acquisition of 17.58% of shares of PKN ORLEN S.A., The Management Board of PKN ORLEN has decided to participate in the exclusive negotiations with MOL concerning an integration of both Companies. Due to the above, the Company signed an exclusivity agreement (Exclusivity Agreement) with MOL and Nafta Polska S.A. on 12 October 2001.

c) On 25 October 2001 PKN ORLEN S.A. extended to the end of November 2001 a contract for exclusive negotiations with BASELL company, regarding the formation of Joint Venture entity comprising the whole polyolefine business in Plock. BASELL is the global polyolefine producer.

d) On 6 November 2001 Management Board of Polski Koncern Naftowy ORLEN S.A. informed that acting on the basis of Article 399 A(S) 1 referring to Article 400 A(S) 1 of the Polish Commercial Code and A(S) 7 section 4 of the Company Statute, decided to hold the Extraordinary General Shareholders Meeting of Polski Koncern Naftowy ORLEN S.A. on 21 February 2002. The changes within Supervisory Board and adoption of resolutions concerning an approval for sale or lease of an organised part of the Company's enterprise will be among the issues.

11. Transformation for IAS purposes

The PKN Group companies maintain their accounts in accordance with the accounting principles and practices employed by enterprises in Poland as is required by the Accounting Act dated 29 September 1994. The financial statements set out above reflect certain adjustments not reflected in the companies statutory books to present these financial statements in accordance with IAS, except for non-compliance with IAS 29 Financial Reporting in Hyperinflationary Economies.

The adjustments to the consolidated financial statements prepared under Polish Accounting Standards (PAS) are set out below:

	Net profit for the nine months period ended	Net profit for the three months period ended	Net profit for the nine months period ended	Net profit for the three months period ended

	30 September 2001 (unaudited)	30 September 2001 (unaudited)	30 September 2000 (unaudited)	30 September 2000 (unaudited)
PAS basis consolidated	330	103	681	388
Distribution from profit	(3)	-	(3)	-
Foreign exchange gains	(10)	(43)	8	9
Borrowing costs capitalisation, net	58	23	48	11
IAS consolidation of additional entities	3	9	13	3
Amortisation of CPN goodwill	(8)	(2)	(8)	(2)
IAS adjustments to negative goodwill	(13)	(8)	10	4
Fair value of options for convertible bonds	(12)	9	-	-
Deferred tax on the above adjustments	(9)	5	(9)	(2)
Other	(4)	(1)	(2)	3
	--------	--------	--------	--------
IAS consolidated	332	95	738	414
	=====	=====	=====	=====

	Net assets as of	
	30 September 2001 (unaudited)	31 December 2000
PAS basis consolidated	7,406	7,086
Foreign exchange gains	78	81
Borrowing costs capitalisation	547	489
IAS consolidation of additional entities	5	16
Goodwill on CPN employee shares acquisition	86	94
IAS adjustments to negative goodwill	(75)	(62)
Fair value of options for convertible bonds	(12)	-
Deferred tax on the above adjustments	(142)	(133)
Other	14	25
	--------	--------
IAS consolidated	7,907	7,596
	=====	=====

Signatures of the Members of the Management Board

President - Andrzej Modrzejewski

Vice President - Krzysztof Cetnar

Vice President - Jaroslaw Tyc

Member of the Board - Czeslaw Bugaj

Member of the Board - Andrzej Dretkiewicz

Member of the Board - WladysA,aw Wawak

Member of the Board - Wojciech Weiss

Plock, November 9, 2001

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Change of Publication Date
Released	15:29 07 Nov 2001
RNS Number	7872M

Full Announcement Text

RNS Number:7872M
Polski Koncern Naftowy Orlen S.A.
7 November 2001

Current Report no 80/2001 dated 7th November 2001

CHANGE OF PUBLICATION OF PKN ORLEN's FINANCIAL STATEMENT

Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN), Central Europe's largest downstream oil company, announces today that it is moving publication of its consolidated financial statement after the three quarters of 2001 from 14th November 2001, as originally planned, to 12th November 2001.

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Current Report No 79/2001
Released	18:29 06 Nov 2001
RNS Number	7413M


RECEIVED
JAN 24 2002
PKN ORLEN SA
SEC File
82-5036

Full Announcement Text

U.S. POST OFFICE
DELAYED

RNS Number:7413M
Polski Koncern Naftowy Orlen S.A.
6 November 2001

Current report no 79/2001 dated 6th November 2001

Polski Koncern Naftowy ORLEN Spolka Akcyjna (PKN ORLEN), Central Europe's largest downstream oil company, hereby announces what follows:
Management Board of PKN ORLEN, a company with its headquarters in Plock, Chemikow St. 7, acting under art. 399 par. 1and art. 400 par. 1 of the Commercial Code and par. 7 item 4 of the Company Statutes, is calling for an Extraordinary General Meeting of Shareholders of PKN ORLEN to be held on 21 February 2002 at 11.00 in the House of Technician located at Kazimierza Wielkiego St. 41.

Agenda:

1.Opening of the Extraordinary General Meeting of Shareholders;
2.Election of the Chairman of the Extraordinary General Meeting of Shareholders;
3.Affirming the legality of calling the Extraordinary Meeting of Shareholders and legal ability of the Meeting to pass resolutions;
4. Approval of the agenda;
5. Election of the Vote Counting Commission;
6. Passing resolution concerning approval for disposal (sale or lease) of self-operating parts of the Company;
7. Passing resolutions concerning purchase and sale of property/ real estate or part of, by the Company;
8. Passing resolutions concerning changes to the Company's Supervisory Board Composition;
9. Closure of the Extraordinary General Meeting of Shareholders.

This disclosure is made according to par. 42, item 1 of Ministry Decree dated 22 December 1998 concerning the nature, form and scope of current and periodical information as well as time when such information is bound to be forwarded by issuer admitted to public trading (Official Journal of Bills No. 163, item 1160 with amendments).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3rdQtr & 9Mths PAS Commentary
Released	14:37 12 Nov 2001
RNS Number	9783M

Full Announcement Text

RNS Number:9783M
Polski Koncern Naftowy Orlen S.A.
12 November 2001

Auditors report on a review of the financial data included in the financial report for the third quarter of the year 2001 published on November 5th 2001.

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached unconsolidated financial data for the third quarter of 2001 (the financial data) of Polski Koncern Naftowy ORLEN S.A. located in Plock, Chemikow 7 (the Company), prepared in accordance with the Decree of the Council of Ministers of 22 December 1998 on type, form and scope of current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 163, pos. 1160, the Decree on Current and Periodic Information) comprising:

balance sheet as of 30 September 2001 with total assets amounting to 12,469,676,134.04 zloty,

profit and loss account for the period from 1 January to 30 September 2001 with a net profit amounting to 251,261,183.39 zloty,

cash flow statement for the period from 1 January to 30 September 2001 with net inflow amounting to 8,045,208.87 zloty.

The truth and fairness of the financial information presented in this unconsolidated financial data is the responsibility of the Companys Management Board. Our responsibility was to review this financial data. We conducted our review in accordance with the provisions of law and auditing standards issued by the National Chamber of Auditors in Poland. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with Members of Management Board of the Company as well as employees responsible for accounting matters in the Company. The scope of work and methodology of a review is significantly less in scope than an audit of financial statements, the objective of which is to express an opinion on truth and fairness of the financial statements. Accordingly, we do not express such an opinion on the attached unconsolidated financial data.

Based on our review, nothing came to our attention that causes us to believe that the attached unconsolidated financial data has not been prepared in accordance with the accounting principles set out in the Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with later amendments) and the related regulations as well as with the requirements set out by the Decree on Current and Periodic Information.

According to the regulations of the Decree on Current and Periodic Information, the Company has disclosed in the attached financial data, shares and stakes in associates and subsidiaries at purchase price adjusted for any possible permanent diminution in value of these shares and stakes. In

accordance with the above mentioned decree the capital group of Polski Koncern Naftowy ORLEN S.A. (the Capital Group), of which the Company is the dominant company, will present consolidated financial data for the third quarter of the year 2001. The Capital Groups financial results and its net assets may differ significantly from the Companys financial results and net assets for the third quarter of the year 2001.

Certified Auditor

Arthur Andersen Sp. z o.o.

ul. Emilii Plater 53, 00-113 Warszawa

Ident. No. 66

Lukasz Zalicki

Ident. No. 9542/7118

Duleep Aluwihare

Warsaw, 2 November 2001

INFORMATION ON PRINCIPLES OF PREPARATION OF THE QUARTERLY REPORT FOR THE THIRD QUARTER OF YEAR 2001

Form and general rules of the preparation of the balance sheet, the profit and loss account and the cash flow statement

The balance sheet, the profit and loss account and the cash flow statement were prepared in compliance with the Polish Accounting Standards defined by the Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with further changes, the Accounting Act) and the Decree of the Council of Ministers of 22 December 1998 on type, form and scope of current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 163, pos. 1160, the Decree on Current and Periodic Information) and cover the period from 1 January to 30 September 2001.

Accounting policies

In the third quarter of the year 2001 Polski Koncern Naftowy S.A. (the Company) did not introduce any significant changes in the accounting policies in comparison with those according to which the financial statements for the year 2000 and first and second quarter of 2001 were prepared. The accounting policies were presented in the annual report for the year 2000.

Method of preparation of the financial statements

Balance sheet, income statement and cash flow statement were prepared in a manner consistent with the method of preparation of the financial statements for the year 2000 and for the particular quarters of the year 2000 and 2001.

Principles of calculation of the selected financial data expressed in EURO

Selected financial data has been calculated in EURO according to the following principles:

balance sheet items : on the basis of the average rate published as of 30 September 2001: 3.8810 zloty/ EURO,

profit and loss account and cash flow items for three cumulative quarters of year 2001 on the basis of the rate, which is the simple average of average rates, stated by National Bank of Poland for the last day of each month of the period from 1 January to 30 September 2001 : 3.6622 zloty/ EURO,

profit and loss account and cash flow items for third quarter of year 2001 on the basis of the rate, which is the simple average of average rates, stated by National Bank of Poland for the last day of each month of the period from 1 July 2001 to 30 September 2001 : 3.8254 zloty/ EURO,

DESCRIPTION OF COMPANY OPERATIONS IN THE THIRD QUARTER OF 2001 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE PROFIT EARNED

In the course of nine months of 2001 the Company processed 8,925.1 thousand tonnes of crude oil, that is 3.0% more than in the corresponding period of the previous year. During the third quarter of 2001, 3,085.3 thousand tonnes of oil were processed, 3.0% more than in the second quarter of the current year.

The yield of white products in the third quarter of 2001 amounted to 79.89% and was higher than the yield in the third quarter of 2000 and by 1.3% in second quarter of the current year.

In the third quarter of 2001 sales of fuels and light heating oil amounted to 2,281,350 tonnes and was higher than in comparable period of the last year by 1.8% and by 14.4% in the second quarter of 2001. In the third quarter 2001 retail sales of fuels (gasolines, oils, LPG) amounted to 728,834 thousand litres and was by 3.2% higher than sales in comparable period of the prior year, which is presented in the table below:

Quantitative retail and wholesale of fuels	3Q 2000	2Q 2001	3Q 2001	Dynamics (%)	
				3Q 2001/ 3Q 2000	3Q 2001/ 2Q 2001
Wholesale sales of main light products, including:	1,536,039	1,362,480	1,563,545	101.8%	114.8%
- gasolines (tonnes)	493,523	475,149	498,136	100.9%	104.8%
- Diesel (tonnes)	642,128	535,589	545,757	85.0%	101.9%
- Ekoterm (heating oil)	400,388	351,742	519,652	129.8%	147.7%
(tonnes)					
Retail sales of gasoline, including:	706,562	650,440	728,834	103.2%	112.1%
- gasolines (tonnes)	451,732	418,980	471,825	104.4%	112.6%
- Diesel (tonnes)	238,516	215,314	236,935	99.3%	110.0%
- Ekoterm (heating oil)	16,314	16,146	20,074	123.0%	124.3%
(tonnes)					

The comparison of the financial results of the Company of 2000 and 2001, and their respective dynamics, are presented in the table below:

Items	3Q 2000	2Q 2001	3Q 2001	Dynamics (%)	
				3Q 2001/ 3Q 2000	3Q 2001/ 2Q 2001
Sales revenue	6,782,938	5,886,525	6,274,917	92.5%	106.6%
Gross income (profit on sales)	581,160	269,533	128,033	22.0%	47.5%
Operating profit	565,411	269,252	169,813	30.0%	63.1%
Profit before taxation	476,281	230,820	108,856	22.9%	47.2%
Net profit	337,469	182,790	84,182	24.9%	46.1%

Profit on sales generated by the Company in the third quarter of 2001 amounted to PLN 128,033 thousand, operating profit amounted to PLN 169,813 thousand, profit before taxation amounted to PLN 108,856 thousand and net profit totalled PLN 84,182 thousand.

The key factors causing these results of the third quarter 2001 include:

due to the fact that the Company is influenced by market trends, the tendency of changes in refinery margins in the third quarter of 2001 was similar to these notified in Western Europe where threefold decrease occurred in relation to the third quarter of 2000 (from 4.73 USD/bbl to 1.55 USD/bbl), and also twofold decrease to the second quarter of 2001 (2.73 USD/bbl) (computed on basis of Ural crude oil according to quotations in the Western Europe (Merril Lynchs report)). These decreases mainly resulted from the decrease in price spreads of Brent and Ural crude oil in the related periods;

approx. 20% decrease in fuel prices in the third quarter 2001 in comparison to the third quarter of 2000;

lack of custom protection (in the third quarter of 2000 due to the custom protection the profit on sales was higher by about PLN 105 million);

release of provision of PLN 20 million due to reduction of the risk of final payment of fine imposed by Office for the Protection of Competition and Consumers (OPCC) the due to favourable court verdict;

release of environmental provision amounting to PLN 21 million, as the result of sale of 19 warehouse depots according to the implemented program of property management;

decrease in average exchange rate of USD by 3.9% in comparison to third quarter of prior year, which caused a decrease of margin in total denominated in PLN.

As a result of the September events there was a decrease in crude oil prices by 28% in the middle of September. These changes caused several drop of fuel prices: seven for gasoline, five for Diesel, and inventories valuation method applied by the Company (delays in transferring of oil price changes against finished products prices) unfavourably influenced September results.

Based on the Resolution no 2 of Extraordinary General Meeting of Shareholders of 6 July 2001 the Company obtained approval for repeated issue of bonds (3-months zero-coupon bonds with rolling option) limited to PLN 700 million at all times.

Under Bonds Issue Program in the third quarter of 2001 the Company has completed 5 tranches of total value amounting to PLN 240 million:

tranche 1. PLN 50 million (Bank Handlowy S.A.)

tranche 2. PLN 50 million (Bank Handlowy S.A.)

tranche 3. PLN 20 million (Bank Pekao S.A.)

tranche 4. PLN 50 million (BRE Bank S.A.)

tranche 5. PLN 70 million (Bank Handlowy S.A.)

In the third quarter none of the tranches were rolled.

As a result of restructuring process there was decrease in number of employees from 7,542 at the end of the second quarter to 7,509 at the end of the third quarter.

MOST IMPORTANT EVENTS IN THE THIRD QUARTER OF 2001 ABOUT WHICH THERE WAS INFORMATION IN CURRENT REPORTS.

Pursuing the policy of diversification of purchases of crude oil on 16 July 2001 PKN ORLEN S.A. has prolonged the agreement with BMP Trading GmbH&Co KG on delivery of the Russian crude oil REBCO for period 2002-2005. The agreement assumes delivery of 2,000,000 tonnes of crude oil yearly. The collateral of this transaction is 5-year-guarantee issued by Russian Oil Corporation YUKOS; from resources of which most of the deliveries will originate. Estimated value of this transaction according to current crude oil prices will account for 300 million USD a year. This transaction is a crucial item in the long-term raw material policy basing on a stable source.

On 17 July 2001 PKN ORLEN S.A. received information from Franklin Resources, Inc., that Franklin Resources, Inc. and its subsidiaries: Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and others are the owner of 20,715,200 PKN ORLEN S.A.s shares, which constitutes 4.93% of votes at the General Meeting of Shareholders. In relation to this the amount of shares of PKN ORLEN S.A. possessed by Franklin Resources decreased to the level below 5%.

On 23 July 2001 ORLEN POWIERNIK Sp. z o.o. offered to purchase to the Members of Management Board as part of motivation program A series bonds convertible into D series shares of PKN ORLEN S.A. Members of the Management Board according to the resolution of General Shareholders Meeting dated 15 May 2000 in year 2001 gained the right to acquire 2,200,000 of convertible bonds at the purchasing price of 20.30 zloty.

In the third quarter of 2001 the Company issued 5 series of zero-coupon bonds of total value amounting to PLN 240 million with redemption between 25 October and 23 November 2001. The profitability of issued bonds is between 3M WIBID and 3M WIBOR.

On 1 August 2001 financial advisor of the Companys shareholder Nafta Polska S.A. BNP Paribas and financial advisors of the Company CAIB Investment Bank and Lehman Brothers sent invitation to selected enterprises operating in crude oil sector to offer submission. With reference to the invitation, offers should among others concern purchase of 17.58% of the Companys shares by these enterprises being a property of Nafta Polska S.A., purchase of significant package of shares by the Company in share capital of these enterprises and proposed structure of integration with the Company. Moreover on August 13, 2001 the Company made an agreement with Nafta Polska S.A. S.A. (a shareholder owning 17.63% of shares in share capital of the Company) regarding co-operation between parties in realisation of the third stage of the privatisation of the Company and in a process of integration with a selected entity operating in the region in the crude oil industry, which is considered by the Company.

On 6 August 2001 Supervisory Board of PKN ORLEN S.A. elected Mr Krzysztof Cetnar former member of the Management Board Planning and Ownership Supervision Director to be the Vice-President of the Management Board and CEO of PKN ORLEN S.A. at the same time accepted the resignation and dismissed from these functions Mr Marek Mroczkowski. On 6 August 2001 the Supervisory Board of PKN ORLEN S.A. dismissed from the Management Board of the Company Mr Tadeusz Szczerba Integration Director due to the completion of work on the integration of Petrochemia Plock S.A. and CPN S.A. On 6 August 2001 the Supervisory Board of PKN ORLEN S.A. adopted the long-term plan: The strategy of PKN ORLEN S.A. for the years 2001-2005 with perspectives until the year 2010, comprising The development program of PKN ORLEN S.A. for the years 2001-2010.

Anti-Trust Court on the hearing on 13 August 2001 annulled the decision no.

RWA 17/2000 of the OPCC dated 19 July 2000 charging PKN ORLEN S.A. of applying monopoly practices in shaping the prices of glycol monoethylene and liquid for radiators Petrygo and setting cash penalty of PLN 40 million.

On 10 September ORLEN Morena Sp. z o.o., located in Gdansk, was registered in the District Court in Gdansk, XII Economic Department of Domestic Companies Register. PKN ORLEN S.A. acquired 50.48% of its shares. The share capital of the company amounts to PLN 10,500,000. The company deals with retail and wholesale trade of gasolines produced by PKN ORLEN S.A.. The company will play the role of Regional Market Operator in northern Poland.

On 19 September, according to article 8, paragraph 1 of Statue of the Company, State Treasury appointed to the Supervisory Board of PKN ORLEN S.A. Mr Andrzej Tuszynski and dismissed Mr Jaroslaw Cholodecki. The amount of members in the Supervisory Board of PKN ORLEN S.A. remains unchanged and equals 9.

On 25 September 2001 the Supervisory Board adopted a resolution on the development of petrochemical part of PKN ORLEN S.A.. The investments accepted for the realisation concern intensification of production of ethylene and propylene. The modernisation of petrochemical parts will commence in fourth quarter 2001, and its completion is projected for third quarter 2004. Total investment expenses will amount to PLN 750 million.

On 29 August 2001 the increase in share capital of Niezalezny Operator Miedzymiastowy Sp. z o.o. by PLN 100 million was registered in the District Court of Warsaw, XX Department of Domestic Companies Register. The share capital of the company is PLN 240 million. PKN ORLEN S.A. owns 35% of its shares.

On 24 September 2001 the increase in capital of POLKOMTEL S.A. by PLN 550 million by issuing 5.500.000 registered ordinary shares of J series, was registered in the District Court of Warsaw, XIX Department of Domestic Companies Register. Share capital of the company amounts to PLN 2.050 million. PKN ORLEN S.A. owns 19.61% of shares the company.

INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES

I. Provision for deferred tax

Data for third quarter 2001	
Balance at 30.06.2001	174,279
Increases during the period 1.07.2001 - 30.09.2001	30,939
Decreases during the period 1.07.2001 - 30.09.2001	(32,997)
Balance at 30.09.2001	172,221

Cumulative data for third quarter 2001	
Balance at 31.12.2000	152,641
Increases during the period 1.01.2001 - 30.09.2001	108,457
Decreases during the period 1.01.2001 - 30.09.2001	(88,877)
Balance at 30.09.2001	172,221

II. Other provisions presented as liabilities

	Environmental provision	Provision for business risks	Provision for potential losses resulting from OPCC decisions*	Other provisions

Data for third quarter 2001				
Balance at 30.006.2001	497,020	4,700	20,000	8,844
Increases during the period 1.07.2001 - 30.09.2001	-	-	-	38
Decreases during the period 1.07.2001 - 30.09.2001	(23,765)	-	(20,000)	(1,327)
Balance at 30.09.2001	473,255	4,700	-	7,555

	Environmental provision	Provision for business risks	Provision for potential losses resulting from OPCC decisions*	Other provisions
Cumulative data for third quarter 2001				
Balance at 31.12.2000	502,389	4,700	40,000	13,229
Increases over the period 1.01.2001 - 30.09.2001	-	-	-	147
Decreases over the period 1.01.2001 - 30.09.2001	(29,134)	-	(40,000)	(5,821)
Balance at 30.09.2001	473,255	4,700	-	7,555

* The Anti-trust court by its decision from 13 August 2001 fully annulled the decision of OPCC dated 19 July 2000, which was the basis for establishing the provision in 2000.

III. Provisions decreasing assets

Provisions for receivables	
Data for third quarter 2001	
Balance at 30.06.2001	118,054
Increases during the period 1.07.2001 - 30.09.2001	26,657
Decreases during the period 1.07.2001 - 30.09.2001	(15,158)
Balance at 30.09.2001	129,553
Cumulative data for third quarter 2001	
Balance at 31.12.2000	84,721
Increases during the period 1.01.2001 - 30.09.2001	79,898
Decreases during the period 1.01.2001 - 30.09.2001	(35,066)
Balance at 30.09.2001	129,553

Adjustments in the valuation of financial fixed assets and differences in the valuation of contributions

Provision for financial fixed assets	
Data for third quarter 2001	
Balance at 30.06.2001	12,824
Increases during the period 1.07.2001 - 30.09.2001	2,928
Decreases during the period 1.07.2001 - 30.09.2001	(122)
Balance at 30.09.2001	15,630

Cumulative data for third quarter 2001	
Balance at 31.12.2000	11,055
Increases during the period 1.01.2001 - 30.09.2001	5,183
Decreases during the period 1.01.2001 - 30.09.2001	(608)
Balance at 30.09.2001	15,630

Differences in the valuation of contributions relating to financial fixed assets

Data for third quarter 2001	
Balance at 30.06.2001	53,484
Increases during the period 1.07.2001 - 30.09.2001	1
Decreases during the period 1.07.2001 - 30.09.2001	-
Balance at 30.09.2001	53,485
Cumulative data for third quarter 2001	
Balance at 31.12.2000	53,593
Increases during the period 1.01.2001 - 30.09.2001	1
Decreases during the period 1.01.2001 - 30.09.2001	(109)
Balance at 30.09.2001	53,485

Provision for tangible fixed assets

Data for third quarter 2001	
Balance at 30.06.2001	35,930
Increases during the period 1.07.2001 - 30.09.2001	-
Decreases during the period 1.07.2001 - 30.09.2001	(5,079)
Balance at 30.09.2001	30,851
Cumulative data for third quarter 2001	
Balance at 31.12.2000	48,000
Increases during the period 1.01.2001 - 30.09.2001	3,544
Decreases during the period 1.01.2001 - 30.09.2001	(20,693)
Balance at 30.09.2001	30,851

Unplanned depreciation charges in the third quarter of 2001 amounted to PLN 879 thousand and for the third quarter 2001 cumulatively amounted to PLN 6,991 thousand.

The Company did not make stock valuation adjustments in the third quarter of the year 2001.

SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE GENERAL MEETING OF SHAREHOLDERS AS AT SEPTEMBER 30, 2001

Shareholder	Share in number of votes at the GM as at 31.12.2000	Change during the period 1.01.2001-30.09.2001	Share in number of votes at the GM as at 30.09.2001	Number of shares as at 30.09.2001
Nafta Polska S.A.	18.06%	(0.43%)	17.63%	74,068,741
State Treasury	10.38 %	-	10.38 %	43,633,897
Bank of New York (GDR holders)	27.07 %	(0.31%)	26.76%	112,420,784
Others	44.49 %	0.74%	45.23 %	190,053,715
	-------	------------	-------	---------------

Total	100.00 %	-	100.00 %	420,177,137
	=======	=======	=======	==========

On 12 July 2001 the Company was informed, that Emerging Markets Growth Fund. Inc. (EMGF) from Los Angeles, USA, possessed 21,230,400 shares of PKN ORLEN S.A., constituting to 5.05% of total number of votes on the General Meeting of Shareholders.

CHANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

	Number of shares as at 31.12.2000	Acquired	Disposed	Increases due to changes in composition	Decreases due to changes in composition	Number of shares as at 30.09.2001
Management Board	17,906	-	-	-	1,954	15,952
Supervisory Board	5,760	1,800	300	-	4,840	2,420

INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANYS OR ITS DEPENDENT ENTITIES LIABILITIES OR RECEIVABLES ACCOUNTING FOR 10% OR MORE OF THE COMPANYS EQUITY

In the period from January 1 to September 30, 2001 the Company was not involved in any legal actions concerning the Companys or its dependent entities liabilities or receivables accounting for 10% or more of the Companys equity.

President - Andrzej Modrzejewski

Vice-President - Krzysztof Cetnar

Vice-President - Jaroslaw Tyc

Member of the Board - Czeslaw Bugaj

Member of the Board - Andrzej Dretkiewicz

Member of the Board - Wladyslaw Wawak

Member of the Board - Wojciech Weiss

Plock, November 2, 2001

END

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3Q & 9 Mths Results (PAS)
Released	18:06 05 Nov 2001
RNS Number	6579M


PKN ORLEN SA
SEC File
82-5036
JAN 24 2002
330

Full Announcement Text

RNS Number:6579M
Polski Koncern Naftowy Orlen S.A.
5 November 2001

PKN ORLEN SA announces 3 Q 2001 under PAS (unconsolidated)

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby makes quarterly figures for the third quarter of 2001 public (without commentary).

According to A(S) 46 section 1 point 2 of The Council of Ministers Decree from 22 December 1998r. - (Journal of Law, No 163, item, 1160)

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna makes quarterly report for the third quarter of 2001 year public

SELECTED FINANCIAL DATA (unconsolidated) (current year)	in thousand PLN		in thousand EURO	
	III quarter from 1.07.2001 to 30.09.2001 (current year)	III quarter cumulative from 1.01.2001 to 30.09.2001 (current year)	III quarter from 1.07.2001 to 30.09.2001 (current year)	III quarter cumulative from 1.01.2001 to 30.09.2001 (current year)
I. Net sales of finished products, goods for resale and materials	6 274 917	17 590 611	1 640 330	4 803 291
II. Operating profit (loss)	169 813	488 632	44 391	133 426
III. Gross profit (loss)	108 856	334 853	28 456	91 435
IV. Net profit (loss)	84 182	251 261	22 006	68 609
V. Total assets (as at 30.09.2001)	12 469 676		3 213 006	
VI. Net assets (as at 30.09.2001)	6 862 327		1 768 185	
VII. Number of shares (as at 30.09.2001)	420 177 137		420 177 137	
VIII. Net book value per share (in zlotys) (as at 30.09.2001)	16,33		4,21	

IX. Expected number of shares	431 521 921	431 521 921
X. Diluted net book value per share (in PLN)	15,90	4,10

BALANCE SHEET (unconsolidated) in thousand PLN Polish Accounting Standards	as at 30.09.2001 end of quarter (current year)	as at 30.06.2001 end of previous quarter (current year)	as at 30.09.2000 end of quarter (previous year)	as at 30.06.2000 end of previous quarter (previous year)
ASSETS				
I. Fixed assets	8 138 766	7 983 661	7 746 724	7 327 100
1. Intangible fixed assets	70 204	67 162	45 863	49 338
2. Tangible fixed assets	6 586 527	6 608 105	6 537 940	6 431 803
3. Financial fixed assets	1 226 636	1 052 955	906 815	819 941
4. Long term debtors	255 399	255 439	256 106	26 018
II. Current assets	3 747 155	3 757 447	4 144 680	3 830 123
1. Inventories	2 121 777	2 070 710	2 606 078	2 346 024
2. Debtors	1 517 352	1 558 127	1 419 559	1 390 452
3. Own shares for sale	-	-	-	-
4. Short term investments	-	-	-	-
5. Cash and cash equivalents	108 026	128 610	119 043	93 647
III. Prepayments and deferred costs	583 755	709 997	526 226	478 494
1. Deferred tax assets	-	-	-	-
2. Other prepayments and deferred costs	583 755	709 997	526 226	478 494
T o t a l a s s e t s	12 469 676	12 451 105	12 417 630	11 635 717
LIABILITIES				
I. Capital	6 862 327	6 778 145	6 528 885	6 191 416
1. Share capital	525 221	525 221	525 221	525 221
2. Unpaid share capital	-	-	-	-
3. Capital reserve	5 289 328	5 286 862	4 590 053	4 588 576
4. Revaluation reserve	743 041	745 507	765 495	766 972
5. Other capital reserves	53 476	53 476	53 476	53 476
6. Foreign exchange gain/loss on inclusion of foreign branches	-	-	-	-

7. Undistributed profit/losses from previous years	-	-	-	-
8. Net profit (loss) for financial year	251 261	167 079	594 640	257 171
II. Provisions	657 731	704 843	713 096	708 530
1. Provision for deferred tax	172 221	174 279	135 204	122 279
2. Other provisions	485 510	530 564	577 892	586 251
III. Creditors	4 758 823	4 750 681	5 047 525	4 615 348
1. Amounts falling due after one year	1 227 572	1 197 652	682 435	549 047
2. Amounts falling due within one year	3 531 251	3 553 029	4 365 090	4 066 301
IV. Accruals and deferred income	190 795	217 436	128 124	120 423
T o t a l l i a b i l i t i e s	12 469 676	12 451 105	12 417 630	11 635 717

PROFIT AND LOSS ACCOUNT (unconsolidated) Polish Accounting Standards	III quarter from 1.07.2001 to 30.09.2001	III quarter cumulative from 1.01.2001 to 30.09.2001	III quarter from 1.07.2000 to 30.09.2000 (previous year)	III quarter cumulative from 1.01.2000 to 30.09.2000 (previous year)
I. Net sales	6 274 917	17 590 611	6 782 938	18 287 691
1. Net sales of finished products	5 918 416	16 463 812	6 443 459	17 097 427
2. Net sales of goods for resale and materials	356 501	1 126 799	339 479	1 190 264
II. Cost of goods sold	(3 274 021)	(9 223 064)	(3 624 686)	(9 836 637)
1. Cost of sales of finished products	(2 968 805)	(8 208 516)	(3 333 802)	(8 805 791)
2. Cost of goods for resale and materials sold	(305 216)	(1 014 548)	(290 884)	(1 030 846)
III. Gross profit on sales (I-II)	3 000 896	8 367 547	3 158 252	8 451 054
IV. Selling and distribution costs	(2 754 411)	(7 585 733)	(2 467 595)	(7 043 908)
V. General and administration expenses	(118 452)	(371 215)	(109 497)	(338 997)
VI. Profit on sales (III-IV-V)	128 033	410 599	581 160	1 068 149
VII. Other operating income	73 836	151 403	19 727	68 992
VIII. Other operating costs	(32 056)	(73 370)	(35 476)	(116 798)

IX. Operating profit (VI+VII-VIII)	169 813	488 632	565 411	1 020 343
X. Income from investments in shares	334	12 688	2 649	11 454
XI. Income from other financial fixed assets	-	-	-	-
XII. Other financial income	76 509	202 199	36 122	120 010
XIII. Financial charges	(133 648)	(380 906)	(129 921)	(340 311)
XIV. Gross profit (IX+X+XI+XII-XIII)	113 008	322 613	474 261	811 496
XV. Extraordinary items (XV.1-XV.2)	(4 152)	12 240	2 020	36 540
1. Extraordinary profits	(2 774)	16 452	7 640	61 460
2. Extraordinary losses	(1 378)	(4 212)	(5 620)	(24 920)
XVI. Profit before taxation	108 856	334 853	476 281	848 036
XVII. Income tax	(24 674)	(83 592)	(138 812)	(253 396)
XVIII. Other obligatory charges on profit (on loss)	-	-	-	-
XIX. Net profit	84 182	251 261	337 469	594 640
	-	-	-	-
Net profit for 12 months	-	357 451	-	875 815
Weighted average number of ordinary shares (for 12 months)	-	420 177 137	-	420 177 137
Earnings per ordinary share (in PLN) (for 12 months)	-	0,85	-	2,08
Expected number of shares	-	431 521 921	-	431 521 921
Diluted earnings per share (in PLN)	-	0,83	-	2,03

CASH FLOW STATEMENT (unconsolidated)	III quarter from 1.07.2001 to 30.09.2001	III quarter cumulative from 1.01.2001 to 30.09.2001	III quarter from 1.07.2000 to 30.09.2000 (previous year)	III quarter cumulative from 1.01.2000 to 30.09.2000 (previous year)
A. CASH FLOW FROM OPERATING ACTIVITIES (I+/-II)	79 353	1 458 928	422 634	572 391
I. Net profit (loss) for the year	84 182	251 261	337 469	594 640
II. Total adjustments	(4 829)	1 207 667	85 165	(22 249)
1. Depreciation	194 451	588 994	187 507	524 606

2. Foreign exchange gains/losses	18 700	18 700	12 006	41 023
3. Interest and dividends	68 084	236 684	71 798	188 400
4. (Profit) losses on investing activity	(1 062)	(45 329)	6 557	10 307
5. Other provisions	(45 053)	(74 808)	(8 359)	20 766
6. Income tax on gross profit (presented in profit and loss account)	24 674	83 592	138 812	253 396
7. Income tax paid	(28 440)	(15 603)	(93 913)	(158 730)
8. Movements in stock	(51 067)	328 975	(260 054)	(795 257)
9. Movements in debtors	(48 505)	(29 083)	(85 667)	(202 115)
10. Movements in creditors falling due within one year (with the exception of loans)	(268 218)	80 689	159 816	344 255
11. Movements in prepayments and accruals	134 367	42 871	(51 253)	(255 750)
12. Movements in deferred income	(1 091)	5 489	461	(7 331)
13. Other	(1 669)	(13 504)	7 454	14 181
B. CASH FLOW FROM INVESTING ACTIVITIES (I-II)	(259 350)	(982 127)	(524 639)	(1 107 201)
I. Cash inflows from investing activities	21 465	95 038	5 614	33 410
1. Sales of intangible fixed assets	-	-	15	15
2. Sales of tangible fixed assets	7 384	10 288	2 660	4 420
3. Sales of financial fixed assets, including:	34	66 326	810	2 150
- subsidiary companies shares	18	312	1 000	1 134
- associated companies shares	15	15	-	-
- parent company shares	-	-	-	-
4. Sales of short term securities	-	-	-	2 901
5. Loans repaid	-	-	-	-
6. Dividends received	9 250	12 688	2 119	9 163
7. Interest received	-	-	10	45
8. Other receipts	4 797	5 736	-	14 716
II. Cash outflows from investing activities	(280 815)	(1 077 165)	(530 253)	(1 140 611)
1. Purchases of intangible fixed	(9 326)	(19 343)	(898)	(5 950)

assets				
2. Purchases of tangible fixed assets	(172 393)	(674 139)	(263 826)	(728 197)
3. Purchases of financial fixed assets, including:	(176 521)	(306 531)	(87 048)	(154 824)
- subsidiary companies shares	(7 660)	(125 610)	(33 394)	(67 162)
- associated companies shares	(35 006)	(47 066)	(49 000)	(54 150)
- parent company shares	-	-	-	-
4. Repurchase of own shares	-	-	-	-
5. Purchases of short term investments	-	-	-	(2 897)
6. Loans granted	-	-	-	-
7. Other payments	77 425	(77 152)	(178 481)	(248 743)

CASH FLOW STATEMENT (unconsolidated)	III quarter from 1.07.2001 to 30.09.2001	III quarter cumulative from 1.01.2001 to 30.09.2001	III quarter from 1.07.2000 to 30.09.2000 (previous year)	III quarter cumulative from 1.01.2000 to 30.09.2000 (previous year)
C. CASH FLOW FROM FINANCING ACTIVITIES (I-II)	159 413	(468 756)	127 401	524 441
I. Cash inflows from financing activities	561 219	1 642 637	889 012	2 080 298
1. Long term loans	-	5 250	1 334	225 077
2. Issuance of long term bonds	-	-	230 299	230 299
3. Short term loans	330 000	884 900	283 382	794 892
4. Issuance of short term bonds	231 219	752 487	373 997	830 030
5. Issuance of shares	-	-	-	-
6. Additional payments to capital	-	-	-	-
7. Other receipts	-	-	-	-
II. Cash outflows from financing activities	(401 806)	(2 111 393)	(761 611)	(1 555 857)
1. Repayments of long term loans	(23 500)	(155 300)	(66 478)	(156 986)
2. Repurchase of long term bonds	-	-	-	-
3. Repayments of short term loans	(179 451)	(992 784)	(298 622)	(487 761)
4. Repurchase of short term bonds	(115 159)	(704 130)	(319 989)	(683 878)

5. Costs of issuance of own shares	-	-	-	-
6. Redemption of shares	-	-	-	-
7. Dividends and other distributions to shareholders	(21 009)	(21 009)	-	(21 009)
8. Supervisory Board remuneration	-	-	-	-
9. Payments to charities	-	-	(3 529)	(3 537)
10. Finance lease payments	-	-	-	(89)
11. Interest paid	(62 687)	(238 170)	(69 090)	(196 633)
12. Other payments	-	-	(3 903)	(5 964)
D. NET CASH FLOW (A+/-B+/-C)	(20 584)	8 045	25 396	(10 369)
E. BALANCE SHEET CHANGE IN CASH AND CASH EQUIVALENTS	(20 584)	8 045	25 396	(10 369)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(1 214)	417	(465)	(247)
F. TOTAL CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	128 610	99 981	93 647	129 412
G. TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR (F+/- D)	108 026	108 026	119 043	119 043

OFF BALANCE SHEET LIABILITIES	as at 30.09.2001 end of quarter (current year)	as at 30.06.2001 end of previous quarter (current year)	as at 30.09.2000 end of quarter (previous year)	as at 30.06.2000 end of previous quarter (previous year)
Off-balance sheet liabilities	-	-	-	-
a) total guarantees granted, including:	97 534	97 534	47 177	47 347
- for subsidiary companies	95 293	95 293	44 936	44 861
- for associated companies	-	-	-	245
- for parent company	-	-	-	-
- for other companies	2 241	2 241	2 241	2 241
b) other off-balance sheet liabilities	63 065	62 121	34 687	27 107
- other	63 065	62 121	34 687	27 107
Total off-balance sheet liabilities	160 599	159 655	81 864	74 454

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Polands largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Announcement Details

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Current Report No 78/2001
Released	15:27 02 Nov 2001
RNS Number	5636M



PKN ORLEN SA
SEC File
82-5036
JAN 24 2002

Full Announcement Text

RNS Number:5636M
Polski Koncern Naftowy Orlen S.A.
2 November 2001

Current report No 78/2001 dated 2nd November 2001

U.S. POST OFFICE
DELAYED

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that Olefiny II has been restarted after extended overhaul. It means that PKN ORLEN resumed the production of basic petrochemical products as: ethylene, propylene, ethylene oxide, glycol, benzene, polyethylene, polypropylene.

About PKN ORLEN S.A.
PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END
